Filed Pursuant to Rule 424(b)(5)
Registration No. 333-188283

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 2, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 2, 2013)

74,000,000 American Depositary Shares

AU Optronics Corp.

Representing 740,000,000 Common shares

US$             per ADS

We are selling 740,000,000 common shares, par value NT$10 per share, in the form of American Depositary Shares, commonly referred to as ADSs. Each ADS represents the right to receive 10 common shares. For a period of five ROC business days following the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying Common Shares from our ADS facility.

We have granted to the underwriters an option, exercisable at any time until one day before the closing date, to purchase up to 6,000,000 additional ADSs at the public offering price less the underwriting discount solely to cover over-allotments.

Our ADSs are listed on the New York Stock Exchange under the symbol “AUO” and the common shares are listed on the Taiwan Stock Exchange under the stock code “2409.” On May 1, 2013, the last reported sale price of our ADSs on the New York Stock Exchange was US$4.89 per ADS. On May 2, 2013, the last reported sale price of our common shares on the Taiwan Stock Exchange was NT$13.60 per share, equivalent to a price of US$4.59 per ADS, assuming an exchange rate of NT$29.636 per U.S. dollar.

Investing in our ADSs involves risk. See “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public Offering Price	US$	US$
Underwriting Discount	US$	US$
Proceeds to AU Optronics (before expenses)	US$	US$

The underwriters expect to deliver the ADSs to purchasers on or about             , 2013 through the book-entry facilities of The Depository Trust Company.

Global Coordinator

Citigroup

Joint Bookrunners

Citigroup	UBS Investment Bank

Co-Managers

ANZ	ING	Mizuho Securities Asia Limited	Standard Chartered Securities

                , 2013

We are responsible for the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the date of delivery of this prospectus supplement or the accompanying prospectus, or the date of any sale of a security.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT AND

THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and other information. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described in the sections entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should not consider any information included in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisors for legal, tax, business, financial and related advice regarding the purchase of any ADSs offered in this offering. We are not, and the underwriters are not, making any representation to any offeree or purchaser of our ADSs regarding the legality of an investment in our ADSs by that offeree or purchaser under appropriate investment or similar laws.

When used in this prospectus, the following terms:

•	“ADRs” refers to American depositary receipts evidencing our ADSs;

•	“ADSs” refers to our American depositary shares, each representing 10 common shares, par value NT$10 per share, of our company;

•

“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

•	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“LCD” refers to liquid crystal display;

•	“mobile PCs” refers to one of our main product categories which primarily includes notebooks, tablets and similar products;

•	“NT dollar” or “NT$” refers to New Taiwan dollars, the lawful currency of the ROC;

•	“ROC GAAP” refers to generally accepted accounting principles in the ROC;

•	“Taiwan” or the “ROC” refers to the island of Taiwan and other areas under the effective control of the Republic of China;

•

“Taiwan IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the FSC, which are required to be adopted by applicable companies in the ROC pursuant to the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009;

•	“TFT-LCD” refers to thin film transistor liquid crystal display;

•	“US GAAP” refers to generally accepted accounting principles in the United States; and

•	“we,” “us,” “our company” and “our” refer to AU Optronics Corp. and, unless otherwise stated or the context otherwise requires, its subsidiaries.

For your convenience, this prospectus contains translations of certain NT dollar amounts into U.S. dollar amounts at a rate of NT$29.81 to US$1.00, the exchange rate set forth in the H.10 statistical release of the

ii

Federal Reserve Board on March 29, 2013, unless otherwise stated. We make no representation that any NT dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or NT dollars, as the case may be, at any particular rate, or at all.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “intend,” “seek,” “is/are likely to” and similar expressions. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the cyclical nature of our industry;

•	further declines in average selling prices;

•	our ability to comply with the applicable covenants under the terms of our debt instruments;

•	litigation and regulatory investigations against us;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high capacity utilization rates;

•	our ability to effectively manage inventories;

•	our dependence on a small number of customers for a substantial portion of our net sales;

•	our ability to allocate capacity efficiently and in a timely manner;

•	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•	our ability to compete effectively;

•	our dependence on the outsourcing of manufacturing by brand companies to original equipment manufacturing service providers;

•	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•	changes in the accounting standard as required by the ROC government;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•

other factors set forth under the heading “Item 3. Key Information—3.D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated by reference in the accompanying prospectus, and under the heading “Risk Factors” in this prospectus supplement.

The forward-looking statements made in this prospectus supplement relate only to events or information as of the date on which the statements are made in this prospectus supplement. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iv

SUMMARY

The following summary contains information about us and the offering. It may not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of us and the offering, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the section under the heading “Risk Factors” in this prospectus supplement and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents.

Business

Overview

We are one of the world’s leading TFT-LCD panel providers. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in mobile PCs, monitors, consumer electronics products (such as mobile phones, digital still cameras, portable navigation displays, automobile displays and industrial displays) and televisions, among other products. We entered the solar business at the end of 2008, and have established a vertically integrated solar value chain, including manufacturing and branding capabilities for our solar products. We manufacture upstream and midstream products such as polysilicon, ingots, wafers and solar cells. We design, develop, and manufacture solar photovoltaic modules as well as produce solar photovoltaic systems and provide various value-added services for solar photovoltaic systems projects.

We manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab. We also were the first TFT-LCD manufacturer in Taiwan to operate an 8.5-generation fab. New generations of TFT-LCD fabs are equipped to process larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fabs are designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We currently operate three 3.5-generation fabs, one fourth-generation fab, one 4.5-generation fab, four fifth-generation fabs, two sixth-generation fabs, two 7.5-generation fabs and two 8.5-generation fabs. All of these fabs have commenced commercial production.

Our existing principal operations for our display business and solar business are located at seven principal manufacturing sites in Taiwan, three module-assembly sites in the PRC, three manufacturing sites in Japan, two module-assembly sites in Europe and one manufacturing site in Singapore.

For the year ended December 31, 2012, net sales generated from our display business and solar business were NT$367.1 billion (US$12.3 billion) and NT$11.4 billion (US$0.4 billion), respectively, representing approximately 97.0% and 3.0% of our total net sales, respectively.

Corporate Information

Our ADSs have been listed on the New York Stock Exchange since May 2002.

Our principal executive offices are located at 1 Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, and our telephone number is +886-3-500-8800. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The Offering

ADSs offered	74,000,000 ADSs

Over-allotment option	We have granted to the underwriters an option, exercisable at any time until one day before the closing date, to purchase up to 6,000,000 additional ADSs at the public offering price less the underwriting discount solely to cover over-allotments, if any.

Offering price	US$ per ADS

ADSs	Each ADS represents the right to receive 10 common shares, par value NT$10 per share. The ADSs may be evidenced by ADRs issued by the depositary. The underlying common shares will initially be represented by a certificate of payment that represents the irrevocable right to receive common shares.

ADS outstanding immediately before this offering	56,372,806 ADSs

ADS outstanding immediately after this offering	130,372,806 ADSs (assuming no exercise of the underwriters’ option to purchase additional ADSs from us)

Common shares outstanding immediately before this offering	8,827,045,535 common shares

Common shares outstanding immediately after this offering	9,567,045,535 common shares (assuming no exercise of the underwriters’ option to purchase additional ADSs from us and without giving effect to 539,964,912 common shares issuable upon the conversion of outstanding convertible bonds due 2015)

Withdrawal of common shares	Subject to the approval of the Taiwan Stock Exchange, for a period of five ROC business days after the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. The books for withdrawal of ADSs will also be closed for this period during which holders of outstanding ADSs will not be able to withdraw the underlying common shares from our ADS facility unless they can provide written certification that their ADSs were not issued in connection with this offering, subject to the right of the Citibank, N.A., the depositary, under the terms of the Deposit Agreement to temporarily suspend the cancellation of ADSs and withdrawal of corresponding shares. Upon the expiration of this period, a holder of ADSs may withdraw and either (i) hold the common shares represented by the ADSs or (ii) request Citibank, N.A., as depositary, acting pursuant to the deposit agreement, to sell or cause to be sold on behalf of such holder the common shares represented by such ADSs. Delivery of the withdrawn common shares will only be made by the custodian through the book-entry system maintained by the Taiwan Depository & Clearing Corporation.

For more information on restrictions relating to ownership of our ADSs, see “Description of American Depositary Shares” in the accompanying prospectus.

Trading market for our common shares	Our common shares have been listed on the Taiwan Stock Exchange since September 8, 2000 under the stock code “2409.” We will apply to list on the Taiwan Stock Exchange the newly issued common shares represented by the ADSs offered in this offering.

New York Stock Exchange symbol	“AUO”

Depositary	Citibank, N.A.

CUSIP number for ADSs	002255107

Use of proceeds	Based on an assumed public offering price of US$4.89 per ADS, which is the closing price of our ADSs on the New York Stock Exchange on May 1, 2013, we estimate that we will receive net proceeds of approximately US$358.1 million (or approximately US$387.1 million if the underwriters’ over-allotment option is exercised in full) from this offering after deducting the underwriting discount.

We intend to use the net proceeds we receive from this offering to fund purchases of raw materials and components from overseas.

Lock-up	We and our stockholder, Qisda Corporation, have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Limited and UBS AG (Hong Kong branch), dispose of or hedge any of our common shares, ADSs, or any securities convertible into or exchangeable for our common shares. Citigroup Global Markets Limited and UBS AG (Hong Kong branch) in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Settlement and delivery

The underwriters expect to deliver the ADSs in New York, New York against payment on             , 2013. The ADSs will be registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Risk factors	You should consider carefully all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the factors set forth under the heading “Risk Factors” contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our ADSs.

Summary Consolidated Financial Information

The following tables present our summary consolidated financial information. You should read this information together with our consolidated financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus. Our historical results are not necessarily indicative of our results to be expected in the future.

The summary consolidated statement of operations information for the years ended December 31, 2010, 2011 and 2012 and summary consolidated balance sheet information as of December 31, 2011 and 2012 set forth below have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus. These consolidated financial statements are prepared and presented in accordance with ROC GAAP, which differs in certain significant respects from US GAAP. For information relating to the nature and effect of significant differences between ROC GAAP and US GAAP as they relate to us, see note 27 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus.

Beginning on January 1, 2013, we have adopted Taiwan IFRS for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. Meanwhile, we plan to adopt IFRS for certain filings with the U.S. Securities Exchange Commission (“SEC”), including our annual reports on Form 20-F for the year ending December 31, 2013 and thereafter. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with US GAAP. For more information, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Financial Condition, Business and Industry—Our adoption of new financial reporting standards may materially and adversely affect our reported results of operations and financial condition” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Estimates—Changes in Financial Reporting Standards” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus.

The table below sets forth certain financial information under ROC GAAP for the periods and as of the dates indicated.

	Year Ended and as of December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statements of Operations Information:
ROC GAAP
Net sales	467,158.0	379,711.9	378,470.9	12,696.1
Gross profit (loss)	36,298.6	(28,187.3)	(8,675.1)	(291.0)
Operating expenses	25,801.9	29,471.2	29,189.6	979.2
Operating income (loss)	10,496.7	(57,658.5)	(37,864.7)	(1,270.2)
Earnings (loss) before income taxes	8,596.0	(65,652.1)	(55,270.6)	(1,854.1)
Income tax (expense) benefit	(1,187.9)	4,205.1	(636.4)	(21.3)
Net income (loss)	7,408.1	(61,447.0)	(55,907.0)	(1,875.4)
Weighted average shares outstanding—Basic	8,827.0	8,827.0	8,827.0	8,827.0
Weighted average shares outstanding—Diluted(1)	8,990.5	8,827.0	8,827.0	8,827.0
Earnings (loss) per share—Basic	0.76	(6.94)	(6.19)	(0.21)
Earnings (loss) per share—Diluted(1)	0.70	(6.94)	(6.19)	(0.21)
Earnings (loss) per ADS equivalent—Basic	7.58	(69.40)	(61.9)	(2.08)
Earnings (loss) per ADS equivalent—Diluted(1)	6.98	(69.40)	(61.9)	(2.08)

	Year Ended and as of December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Balance Sheets Information:
ROC GAAP
Current assets	204,985.6	202,673.9	175,736.0	5,895.2
Property, plant and equipment, net	383,867.7	358,479.0	313,992.8	10,533.1
Goodwill and intangible assets	14,062.0	15,428.1	14,932.9	500.9
Total assets	629,315.8	612,778.1	539,802.5	18,108.1
Current liabilities	189,378.6	203,224.9	191,594.3	6,427.2
Long-term liabilities	157,287.0	186,158.7	175,549.5	5,889.0
Total liabilities	346,991.2	391,501.2	376,567.0	12,632.2
Capital stock	88,270.5	88,270.5	88,270.5	2,961.1
Total stockholders’ equity	282,324.6	221,276.9	163,235.5	5,475.9

Other Financial Information:
ROC GAAP
Gross margin(2)	7.8%	(7.4%)	(2.3%)	(2.3%)
Operating margin(3)	2.2%	(15.2%)	(10.0%)	(10.0%)
Net margin(4)	1.6%	(16.2%)	(14.8%)	(14.8%)
Capital expenditures	84,621.0	56,919.6	43,104.2	1,446.0
Depreciation and amortization	89,135.7	88,752.4	75,586.7	2,535.6
Cash dividend paid	—	3,530.8	—	—
Cash flows from operating activities	90,735.6	14,515.1	35,713.2	1,198.0
Cash flows from investing activities	(87,218.3)	(57,829.0)	(43,230.4)	(1,450.2)
Cash flows from financing activities	878.2	45,835.9	(5,964.5)	(200.1)

Segment Information:
ROC GAAP
Net sales
Display business	456,725.6	366,482.6	367,120.3	12,315.3
Solar business	10,432.4	13,229.3	11,350.6	380.8
Operating income (loss)
Display business	13,102.7	(54,433.2)	(29,587.3)	(992.5)
Solar business	(2,606.0)	(3,225.3)	(8,277.4)	(277.7)

The table below sets forth certain financial information under US GAAP for the periods and as of the dates indicated.

	Year Ended and as of December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statements of Operations Information:
US GAAP
Net sales	467,158.0	379,711.9	378,470.9	12,696.1
Gross profit (loss)	31,608.4	(34,317.7)	(12,529.7)	(420.3)
Operating expenses	26,209.2	33,450.6	37,682.1	1,264.1
Operating income (loss)	5,399.2	(67,768.3)	(50,211.8)	(1,684.4)

	Year Ended and as of December 31,
	2010	2011		2012
	NT$	NT$		NT$		US$
	(in millions, except percentages and earnings per share and per ADS data)
Consolidated Statements of Operations Information:
US GAAP (Continued)
Earnings (loss) before income taxes and non-controlling interests	5,468.4	(69,623.8)		(52,982.0)		(1,777.3)
Income tax expense	(745.0)	(11,492.4)		(2,328.7)		(78.1)
Non-controlling interests in (loss) income	479.0	(167.9)		(838.8)		(28.1)
Net income (loss) attributable to stockholders of AU Optronics Corp.	4,244.3	(80,948.2)		(54,471.9)		(1,827.3)
Weighted average shares outstanding—Basic	8,827.0	8,827.0		8,827.0		8,827.0
Weighted average shares outstanding—Diluted(1)	8,827.0	8,827.0		8,827.0		8,827.0
Earnings (loss) per share—Basic	0.48	(9.17)		(6.17)		(0.21)
Earnings (loss) per share—Diluted(1)	0.48	(9.17)		(6.17)		(0.21)
Earnings (loss) per ADS equivalent—Basic	4.81	(91.70)		(61.71)		(2.07)
Earnings (loss) per ADS equivalent —Diluted(1)	4.81	(91.70)		(61.71)		(2.07)

Consolidated Balance Sheets Information:
US GAAP
Current assets	205,289.0	200,534.2		174,252.5		5,845.4
Property, plant and equipment, net	376,453.2	348,452.7		306,270.5		10,274.1
Goodwill and intangible assets	24,834.8	26,199.3		25,879.6		868.2
Total assets	631,122.3	595,060.7		523,693.0		17,567.7
Current liabilities	190,887.9	205,026.8		192,297.7		6,450.8
Long-term liabilities	156,860.7	187,559.2		186,849.9		6,268.0
Total liabilities	347,748.6	392,586.0		379,147.6		12,718.8
Non-controlling interests in subsidiaries	12,983.6	14,816.0		13,196.9		442.7
Total equity attributable to stockholders of AU Optronics Corp.	270,390.1	187,658.7		131,348.5		4,406.2

Other Financial Information:
US GAAP
Gross margin(2)	6.8%	(9.0%	)	(3.3%	)	(3.3%	)
Operating margin(3)	1.2%	(17.8%	)	(13.3%	)	(13.3%	)
Net margin(4)	0.9%	(21.3%	)	(14.6%	)	(14.6%	)
Capital expenditures	85,427.7	57,488.0		43,085.6		1,445.3
Depreciation and amortization	91,420.9	91,314.5		75,524.1		2,533.5
Cash flows from operating activities	90,852.2	14,429.3		34,463.6		1,156.1
Cash flows from investing activities	(87,866.1)	(58,072.7)		(42,864.1)		(1,437.91)
Cash flows from financing activities	1,393.9	45,850.0		(5,977.9)		(200.5)

(1)	Diluted earnings per share in 2010 under US GAAP and 2011 and 2012 under both ROC GAAP and US GAAP were not calculated due to the anti-dilutive effect of convertible bonds.

(2)	Gross margin is calculated by dividing gross profit (loss) by net sales.

(3)	Operating margin is calculated by dividing operating income (loss) by net sales.

(4)	Net margin is calculated by dividing net income (loss) by net sales.

RISK FACTORS

An investment in our ADSs involves significant risks. In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below and in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus, before you decide to invest in our ADSs. If any of these risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected, the trading price and value of our ADSs could decline, and you could lose all or part of your investment.

Risks Relating to Our Financial Condition, Business and Industry

Our industry is cyclical, with recurring periods of capacity increases. As a result, price fluctuations in response to supply and demand imbalances could harm our results of operations.

The display panel industry in general is characterized by cyclical market conditions. The industry has been subject to significant and rapid downturns as a result of an imbalance between excess supply and a slowdown in demand, resulting in declines in average selling prices. For example, on a year-to-year basis, average selling prices of our large-size panels decreased by 3.6 % in 2012 compared to 2011 and decreased by 24.4% in 2011 compared to 2010. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. It is anticipated that capacity expansion in the display panel industry is due to scheduled ramp-up of new fabs, and any large increases in capacity as a result of such expansion could further drive down the average selling prices of our panels, which would affect our results of operations. We cannot assure you that any continuing or further decrease in average selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

Our ability to maintain or increase our revenues will primarily depend upon our ability to maintain market share, increase unit sales of existing products, and introduce and sell new products that offset the anticipated fluctuation and long-term declines in the average selling prices of our existing products. We cannot assure you that we will be able to maintain or expand market share, increase unit sales, and introduce and sell new products, to the extent necessary to compensate for market oversupply.

We may experience declines in the average selling prices of our display panels irrespective of cyclical fluctuations in the industry.

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide cyclical fluctuations as a result of, among other factors, technology advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced into the market, such prices decline over time and, in certain cases, very rapidly, as a result of market competition. If we are unable to anticipate effectively and counter the price erosion that accompanies our products, or if the average selling prices of our display panels decrease faster than the rate at which we are able to reduce our manufacturing costs, our profit margins will be affected adversely and our results of operations and financial condition may be affected materially and adversely.

Our results of operations have fluctuated in the past. If we are unable to achieve profitability in 2013 or beyond, the value of the ADSs and our shares may be adversely affected.

Our business is significantly affected by cyclical market conditions. In recent years, the TFT-LCD panel industry has been subject to significant downturns as a result of both excess capacity and slowdown in demand. In addition, other factors such as technology advancement and cost reductions have driven down and may continue to drive down our average selling prices irrespective of cyclical market conditions for the TFT-LCD panel industry.

In 2008, we entered into the solar business, which has also experienced a challenging business environment, primarily due to significant downturns in the solar industry during recent years, including significant downward pricing pressure for solar modules, solar cells, solar wafers and polysilicon mainly as a result of oversupply and reductions in applicable governmental subsidies. If the solar industry continues to suffer significant downturns or significant reductions in the scope or discontinuation of government incentive programs, especially in markets where we operate or target, demands for our solar products as well as our results of operations will be adversely affected.

Our results of operations have fluctuated in the past. For example, in 2010, our net sales increased by 30.0% to NT$467.2 billion and our net income increased to NT$7.4 billion compared to a net loss in 2009. In 2011, our net sales decreased by 18.7% to NT$379.7 billion and we incurred a net loss of NT$61.4 billion. In 2012, our net sales decreased by 0.3% to NT$378.5 billion (US$12.7 billion) and we incurred a net loss of NT$55.9 billion (US$1.9 billion).

We cannot assure you that we will be profitable in 2013 or beyond. In addition, we expect that average selling prices for many of our existing products will continue to decline over the long term. If we are unable to reduce our costs of manufacturing our products to offset expected declines in average selling prices and maintain a high-capacity utilization rate, our gross margin will decline, which could seriously harm our business and reduce the value of our equity securities. If we are unable to achieve profitability in 2013 or beyond, the value of the ADSs and our shares may be adversely affected.

Our future net sales, gross profit, operating income and financing capabilities may vary significantly due to a combination of factors, including, but not limited to:

•	our ability to develop and introduce new products to meet customers’ needs in a timely manner;

•	our ability to develop or acquire and implement new manufacturing processes and product technologies;

•	our ability to control our fixed and variable costs and operating expenses;

•	our ability to manage our product mix;

•	our ability to obtain raw materials and components at acceptable prices and in a timely manner;

•	lower than expected growth in demand for display panels resulting in oversupply in the market;

•	our ability to obtain adequate external financing on satisfactory terms; and

•	fines and penalties payable relating to the alleged violation of antitrust and competition laws.

We need to comply with certain financial and other covenants under the terms of our debt instruments, the failure to comply with which may put us in default under those instruments.

We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include financial covenants and broad default provisions. The financial covenants primarily include current ratios, indebtedness ratios, interest coverage ratios and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to maintain compliance. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial covenants of our outstanding loans. If the relevant creditors decline to grant waivers for any noncompliance with the covenants, such non-compliance will constitute an event of default, which may trigger a requirement for acceleration of the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our other debt instruments to declare an event of default when there is a default in other loan agreements. We cannot assure you that we will be able to remain in compliance with our financial covenants. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

In 2012, we failed to comply with the financial covenants with respect to leverage ratio and/or tangible net worth in the agreements for certain syndicated and bilateral credit facilities. As of April 30, 2013, we have obtained a waiver from such noncompliance from the relevant banks for each of these credit facilities. In addition, one of our subsidiaries failed to comply with certain financial covenants in the agreement for one syndicated credit facility that has an outstanding amount equivalent to NT$4.4 billion (US$0.1 billion) as of April 30, 2013, for which we have submitted a waiver application to the syndicate banks for such breaches of financial covenants and have not yet obtained the waiver. Pursuant to the terms of this agreement, a breach of financial covenants is not deemed to constitute an event of default so long as such syndicate banks representing the majority of the outstanding loan amount have not yet made a decision on the waiver application. As of April 30, 2013, such waiver application is still being reviewed by the syndicate banks. Although we believe that we are likely to obtain the waiver, we cannot assure you of the outcome of the waiver application. Any failure to obtain the waiver may adversely affect our results of operations and financial position.

We had severe fines and penalties in antitrust proceedings and investigations. If we or our employees are found to have violated antitrust and competition laws in pending actions or new claims, or if our appeals regarding such violations are not successful, we may be subject to severe fines or penalties that would have a material adverse effect on our business and operations.

We are involved in a number of legal proceedings concerning matters arising from our business and operations. In particular, there have been numerous antitrust proceedings and investigations, criminal, civil, and/or administrative, concerning the alleged price fixing by manufacturers of TFT-LCD panels, including us. Since December 2006, we and certain of our overseas subsidiaries have become involved in antitrust investigations, including but not limited to, investigations by the United States Department of Justice (“U.S. DOJ”), the European Commission Directorate-General for Competition and certain regulatory authorities in other countries concerning the allegations of price fixing by manufacturers of TFT-LCD panels. For example, the U.S. DOJ has brought charges against us, our U.S. subsidiary and certain of our executives. In September 2012, the United States District Court for Northern District of California (“Northern California Court”) rendered judgment and imposed a fine of US$500 million against us to be payable over three years and sentenced two of our former executives to imprisonment and imposed a fine on them. We paid the first installment of US$125 million in January 2013. We plan to pay the remaining three installments, each in the amount of US$125 million, in 2013, 2014 and 2015, respectively, subject to the outcome of the appeal. We were also involved in U.S. Federal class action lawsuits brought by direct and indirect panel purchasers and were required to, among other things, pay an aggregate amount of approximately US$208 million in settling these lawsuits in 2012 and 2013. For a detailed discussion of certain legal proceedings in which we are involved, see “Item 8. Financial Information—8.A.7. Litigation” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus. We may be subject to other new claims, charges or investigations. Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. The ultimate outcome of the pending antitrust investigations cannot be predicted with certainty. Any penalties, fines, damages or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

Our results of operations fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our results of operations have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. Our business and operations may be adversely affected by the following factors, among others:

•	rapid changes from month to month, including shipment volume and product mix change;

•	the cyclical nature of the industry, including fluctuations in average selling prices, and the markets served by our customers;

•	the speed at which we and our competitors expand production capacity;

•	access to raw materials and components, equipment, electricity, water and other required utilities on a timely and economical basis;

•	technological changes;

•	the loss of a key customer or the postponement, rescheduling or cancellation of large orders from customers;

•	the outcome of ongoing and future litigation and government investigations;

•	changes in end-users’ spending patterns;

•	changes to our management team;

•	access to funding on satisfactory terms;

•	our customers’ adjustments in their inventory;

•	changes in general political, economic, financial and legal conditions; and

•

natural disasters, such as typhoons and earthquakes, and industrial accidents, such as fires and power failures, as well as geopolitical instability as a result of terrorism or political or military conflicts.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations. In addition, our results of operations may be below the expectations of public market analysts and investors in some future periods, which may result in a decline in the price of your ADSs.

Our results of operations may be affected adversely if we cannot timely introduce new products or if our new products do not gain market acceptance.

Early product development by itself does not guarantee the success of a new product. Success also depends on other factors, such as product acceptance by the market. New products are developed in anticipation of future demand. Any delay in the development of commercially successful products with anticipated technological advancement may adversely affect our business. We cannot assure you that the launch of any new product will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand.

We plan to continue to expand our operations to meet the needs of applications in mobile PCs, monitors, consumer electronics, televisions and other markets as demand increases. Because these products, such as mobile phones, digital still cameras, portable navigation displays, tablets and televisions, are expected to be marketed to a diversified group of end-users with demands for different specifications, functions and prices, we have developed different marketing strategies to promote our panels for these products. We cannot assure you that our strategies to expand our market share for these panels will be successful. If we fail to successfully market panels for these products, our results of operations will be adversely affected.

Our net sales and results of operations depend on continuing demand for televisions, mobile PCs, monitors and other products with display panels. Our sales may not grow at the rate we expect if there is a downturn in the demand for, or a further decrease in the average selling prices of, panels for these products.

Currently, our total sales are derived principally from customers using our products in LCD televisions, mobile PCs, monitors, consumer electronics products and other products with display devices. In particular, a substantial percentage of our sales are derived from our panels and other related products for LCD televisions, which accounted for 50.8%, 43.5% and 44.6% of our net sales in 2010, 2011 and 2012, respectively. A substantial portion of our sales is also derived from our panels used in monitors, which accounted for 16.7%, 15.4 % and 15.7% of our net sales in 2010, 2011 and 2012, respectively, and our panels used in mobile PCs accounted for 15.1%, 17.8% and 19.1% of our net sales in 2010, 2011 and 2012, respectively. In addition, our panels used in consumer electronics products accounted for 12.1%, 16.5% and 15.3% of our net sales in 2010, 2011 and 2012. We will continue to be dependent on the growth of the television, mobile PCs, monitors and consumer electronics industries for a substantial portion of our net sales, and any downturn in these industries would result in reduced demand for our products, reduced net sales, lower average selling prices and/or reduced margins and our business prospects and results of operations may be materially and adversely affected.

If we are unable to achieve high-capacity utilization rates, our results of operations will be affected adversely.

High-capacity utilization rates allow us to allocate fixed costs over a greater number of panels produced. Increases or decreases in capacity utilization rates can impact significantly our gross margins. Accordingly, our ability to maintain or improve our gross margins will continue to depend, in part, on achieving high-capacity utilization rates. In turn, our ability to achieve high-capacity utilization rates will depend on the ramp-up progress of our advanced production facilities and our ability to efficiently and effectively allocate production capacity among our product lines, as well as the demand for our products and our ability to offer products that meet our customers’ requirements at competitive prices.

From time to time, our results of operations in the past have been adversely affected by low-capacity utilization rates. We cannot assure you that we will be able to achieve high-capacity utilization rates in 2013 or beyond. If we are unable to efficiently ramp-up our production facilities for advanced technology or demand for our products does not meet our expectations, our capacity utilization rates will decrease, our gross margins will suffer and our results of operations will be materially and adversely affected.

We may experience losses on inventories.

Frequent new product introductions in the computer and consumer electronics industries can result in a decline in the average selling prices of our panels and the obsolescence of our existing display panel inventory. This can result in a decrease in the stated value of our display panel inventory, which we value at the lower of cost or net realizable value.

We manage our inventory based on our customers’ and our own forecasts. Although we regularly make adjustments based on market conditions, we typically deliver our goods to our customers one month after a firm order is placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have a material adverse effect on our inventory management and our results of operations.

We depend on a small number of customers for a substantial portion of our net sales, and a loss of any one of these customers, or a significant decrease in orders from any of these customers, would result in the loss of a significant portion of our net sales.

We depend on a small number of customers for a substantial portion of our business. In 2010, 2011 and 2012, our five largest customers accounted for 39.0%, 36.0% and 34.9%, respectively, of our net sales. In addition, certain customers individually accounted for more than 10% of our net sales in the last three years. For example, Samsung Electronics Co., Ltd. (“Samsung”) accounted for 15.3%,12.9% and 14.9% of our net sales in 2010, 2011 and 2012, respectively.

As some of our major customers are brand companies that also provide original equipment manufacturing services for other brand companies, such as Samsung, our panels shipped to these customers include both panels ordered for their own account, as well as panels ordered by or on behalf of their brand company customers.

In recent years, our largest customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net sales and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. In addition, our ability to attract potential customers is also critical to the success of our business. For example, since the tablet market is highly concentrated with a few key brands such as Samsung and Apple, our ability to meet the quality specifications to attract any key potential customers will have significant impact on our market share and may possibly affect our operations. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorate, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of panels to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues and allocate capacity efficiently and in a timely manner.

Our customers generally provide rolling forecasts four to six months in advance of, and do not place firm purchase orders until one month before, the expected shipment date. In addition, due to the cyclical nature of the display panel industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, we incur expenses and adjust inventory levels of raw materials and components based in part on customers’ forecast, and we may be unable to allocate production capacity in a timely manner to compensate for shortfalls in sales. We expect that, in the future, our sales in any quarter will continue to be dependent substantially upon purchase orders received in that quarter. The inability to adjust production costs, to obtain necessary raw materials and components or to allocate production capacity quickly to respond to the demand for our products may affect our ability to maximize results of operations, which may result in a negative impact on the value of your investment in the ADSs.

Our future competitiveness and growth prospects could be affected adversely if we are unable to successfully expand or improve our fabs to meet market demand.

As part of our business growth strategy, we have been undertaking and may undertake in the future a number of significant capital expenditures for our fabs.

The successful expansion of our fabs and commencement of commercial production is dependent upon a number of other factors, including timely delivery of equipment and machinery and the hiring and training of new skilled personnel. Although we believe that we have the internal capabilities and know-how to expand our fabs and commence commercial production, no assurances can be given that we will be successful. We cannot assure you that we will be able to obtain from third parties, if necessary, the technology, intellectual property or know-how that may be required for the expansion of our fabs on acceptable terms. In addition, delays in the delivery of equipment and machinery as a result of increased demand for such equipment and machinery or the delivery of equipment and machinery that do not meet our specifications could delay the establishment or expansion of these fabs. Moreover, the expansion of our fabs may also be disrupted by governmental planning activities. If we face unforeseen disruptions in the installation, expansion and/or manufacturing processes with respect to our fabs, we may not be able to realize the potential gains from the manufacturing of panels and may face disruptions in capturing the growth opportunities.

If capital resources required for our planned growth or development are not available, we may be unable to implement successfully our business strategy.

Historically, we have been able to finance our capital expenditures through cash flow from our operating activities and financing activities, including long-term borrowings, the issuance of convertible and other debt securities and the issuance of equity securities. Our ability to expand our production facilities and establish advanced technology fabs will continue to largely depend on our ability to obtain sufficient cash flow from operations as well as external funding. We expect to make capital expenditures in connection with the development of our business, including investments in 2013 in connection with technological upgrade and the enhancement of the value of capacity. These capital expenditures will be made well in advance of any additional sales to be generated from these expenditures. Our results of operations may be affected adversely if we do not have the capital resources to complete our planned growth, or if our actual expenditures exceed planned expenditures for any number of reasons, including changes in:

•	our growth plan and strategy;

•	manufacturing process and product technologies;

•	market conditions;

•	prices of equipment;

•	costs of construction and installation;

•	market conditions for financing activities of display panel manufacturers;

•	interest rates and foreign exchange rates; and

•	social, economic, financial, political and other conditions in Taiwan and elsewhere.

If adequate funds are not available on satisfactory terms at appropriate times, we may have to curtail our planned growth, which could result in a loss of customers, adversely affect our ability to implement successfully our business strategy and limit the growth of our business.

We operate in a highly competitive environment and we may not be able to sustain our current market position if we fail to compete successfully.

The markets for our products are highly competitive. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from competitors in Taiwan, Korea, Japan and the PRC. The ability to manufacture on a large scale with greater cost efficiencies is a competitive advantage in our industry. Some of our competitors have expanded through mergers and acquisitions. Some of our competitors have greater access to capital and substantially greater production, research and development, intellectual property, marketing and other resources than we do. Some of our competitors have announced their plans to develop, and have already invested substantial resources in, eighth generation or the Active-matrix organic light emitting diode (“AMOLED”) capacity. Our competitors may be able to introduce products manufactured using such capacity in advance of our schedule. In addition, some of our larger competitors have more extensive intellectual property portfolios than ours, which they may use to their advantage when negotiating cross-licensing agreements for technologies. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

The principal elements of competition in the display industry include:

•	price;

•	product performance features and quality;

•	customer service, including product design support;

•	ability to reduce production cost;

•	ability to provide sufficient quantity of products to fulfill customers’ needs;

•	research and development, including the ability to develop in the new display technology, such as AMOLED;

•	time-to-market; and

•	access to capital.

Our ability to compete successfully in the display industry also depends on factors beyond our control, including industry and general political and economic conditions as well as currency fluctuations.

If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with production operations in Taiwan, the PRC, Eastern Europe and elsewhere, our sales and results of operations could be affected adversely.

In recent years, brand companies have increasingly outsourced the manufacturing of their products to original equipment manufacturing service providers in Taiwan, or such providers with part or all of their production operations in the PRC, Eastern Europe and elsewhere. We believe that we have benefited from this outsourcing trend in large part due to our production locations in Taiwan, the PRC and Eastern Europe, which has allowed us to better coordinate our production and services with our customers’ requirements, especially in the areas of delivery time and product design support. We cannot assure you that this outsourcing trend will continue. If brand companies do not continue to outsource the manufacturing of their products to original equipment manufacturing service providers with their production operations in Taiwan, the PRC, Eastern Europe, Mexico and elsewhere, our sales and results of operations could be adversely affected.

If we are unable to manage our growth effectively, our business could be affected adversely.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations and in the number of our employees. For example, we currently expect to make capital expenditures in connection with technological upgrade and the enhancement of value of capacity. This growth may strain our existing managerial, financial and other resources. In order to manage our growth, we must continue to implement additional operating and financial controls and may hire and train additional personnel for these functions. We cannot assure you that we will be able to do so in the future, and our failure to do so could jeopardize our planned growth and seriously harm our operations.

We may encounter difficulties expanding into new businesses or industries, which may adversely affect our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. For example, we entered the solar business at the end of 2008 and formed our Solar Photovoltaic Business Unit in October 2009. Net sales from our solar business represented 2.2%, 3.5% and 3.0% of our total net sales in 2010, 2011 and 2012, respectively. We incurred net loss in our solar business since its inception. We cannot assure you that our expansion into new businesses will be successful as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, research and development efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and product diversification strategy, we may continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. For further information, see “Item 4.C. Organizational Structure” and note 27 to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus.

Mergers, acquisitions or investments that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

•	problems integrating the acquired operations, technologies or products into our existing business and products;

•	diversion of management’s time and attention from our core business;

•	conflicts with joint venture partners;

•	adverse effect on our existing business relationships with customers;

•	need for financial resources above our planned investment levels;

•	failures in recognizing anticipated synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack experience;

•	potential loss of key employees of the acquired company; and

•	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ADSs may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Our adoption of new financial reporting standards may materially and adversely affect our reported results of operations and financial condition.

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to US GAAP for certain filings with the SEC. Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under Taiwan IFRS pursuant to the requirements of the Framework for Adoption of International Financial Reporting Standards by Companies in the ROC promulgated by the FSC on May 14, 2009. Accordingly, we have adopted Taiwan IFRS for reporting in the ROC our annual consolidated financial statements beginning in 2013 and our interim quarterly earning releases beginning in the first quarter of 2013. While we have adopted Taiwan IFRS for ROC reporting purposes, we plan to adopt IFRS, which differs from Taiwan IFRS, for certain filings with the SEC, including our annual reports on Form 20-F for the year ending December 31, 2013 and thereafter. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with US GAAP.

Taiwan IFRS differs from IFRS in certain significant respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. In addition, Taiwan IFRS and IFRS differ in certain significant respects from ROC GAAP. See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Estimates—Changes in Financial Reporting Standards” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus. Because of the differences in accounting treatments, the adoption of Taiwan IFRS and IFRS may result in material and adverse change to our results of operations and financial condition in our reported financial statements and financial statements going forward, such as a lower gross margin due to reclassification of income statement items or higher net loss due to the recognition and measurement of deferred tax assets and provisions for loss contingencies. It is difficult for us to evaluate the precise impact of the adoption of Taiwan IFRS and IFRS on our financial reporting generally, or on our financial statements for the year ending December 31, 2013 or the year ended December 31, 2012, because the FSC may issue new rules governing the adoption of Taiwan IFRS and as other laws and regulations may be amended with the adoption of Taiwan IFRS. In addition, under Taiwan IFRS and IFRS, we are required to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under Taiwan IFRS and IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 to be included in our annual report for the year ending December 31, 2013 may differ materially from those included in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus, even though they relate to the same fiscal year. Similarly, the selected comparison financial information to be included in our quarterly earning releases in 2013 may also differ materially from those released historically.

Any change in valuation allowance against deferred tax assets or any impairment charge may have a material adverse effect on our net income.

Under ROC GAAP, we can determine our valuation allowance for deferred tax assets only based on our projections of future operating profits. However, under US GAAP, cumulative losses in recent years are a significant piece of negative evidence, which is difficult to overcome with projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. From 2013, following our adoption of Taiwan IFRS or IFRS, we are still required to determine the realizability of our deferred tax assets. As our industry is cyclical and our results of operations have fluctuated in the past, we cannot assure you that our projections of future operating profits for the purpose of determining the recognition and measurement of deferred income tax assets will come out the same with the actual operating results in the future. If such valuation allowance against deferred tax assets is recognized, our results of operations and financial position may be affected materially and adversely.

Under ROC GAAP and US GAAP, we are required to evaluate our investments and long-lived assets (including tangible assets and intangible assets but excluding goodwill) for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired and carrying value may not be recoverable. If certain criteria are met, we are required to record an impairment charge. We are also required under ROC GAAP and US GAAP to evaluate goodwill for impairment at least on an annual basis or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and the carrying value may not be recoverable. From 2013, following our adoption of Taiwan IFRS or IFRS, we are also required to evaluate our investments, goodwill and other long-lived assets for impairment. We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. The valuation of goodwill and other long-lived assets is subjective and requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in our stock price and market capitalization. Moreover, the fair value measurement for goodwill uses significant unobservable inputs and reflects our own assumptions, such as an appropriate discount rate and a terminal year growth rate, etc. Changes in these estimates and assumptions, or changes in actual performance compared with estimates of our future performance, may affect the fair value of goodwill or other long-lived assets, which may result in an impairment charge. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

Our divestiture strategies and divestment activities may affect our financial performance and the market price of your ADSs

From time to time, we evaluate possible divestments and may, if a suitable opportunity or condition arises, make divestments or decisions to dispose of certain businesses or assets. We may reduce our holdings of equity securities or dispose of certain of our businesses or assets in order to reduce financial or operational risks. As part of our ongoing strategic plan, we have selectively divested, and may in the future continue to pursue divestitures of certain of our businesses or assets as part of our portfolio optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. These divestments activities may result in losses if our businesses or assets are disposed of at lower than anticipated valuation levels or on other unfavorable terms. We may be subject to continuing financial obligations for a period of time following the divestments, and any claims such as warranty or indemnification claims, if determined against us, would negatively affect our financial performance. Moreover, divestures may require us to separate integrated assets and personnel from our retained businesses and devote our resource to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of your ADSs.

The loss of any key management personnel or the undue distraction of any such personnel may disrupt our business.

Our success depends on the continued services of key senior management, including our Chairman and our President. In September 2012, the Northern California Court rendered a judgment against our two former executives, our former Vice Chairman and former director Mr. Hsuan Bing Chen (H.B.) Chen and former director representing Qisda Corporation (“Qisda”), Dr. Hui Hsiung, and ordered each to serve three years in prison and to pay a US$200,000 fine. In October 2012, Mr. H.B. Chen resigned from our Company and Qisda changed its representative on our board of directors from Dr. Hui Hsiung to Mr. Cheng-Yih Lin. See “Item 8. Financial Information—8.A.7. Litigation” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus. Moreover, in March 2013, criminal charges for alleged ROC Securities and Exchange Act violations were brought by the Taiwan Taoyaun district attorney’s office against Mr. Kuen Yao (K.Y.) Lee, our Chairman. Mr. K.Y. Lee was alleged to be involved in inaccurate disclosure of Qisda’s shareholdings in his capacity as chairman of Qisda. These charges do not involve Mr. K.Y. Lee acting in the capacity as our Chairman, nor are we a party to these charges. The outcome of legal proceedings for these charges cannot be predicted with certainty. In addition, these proceedings may divert Mr. K.Y. Lee’s attention from our business operations. Our reputation may also be harmed as a result of any negative publicity associated with these charges or otherwise.

We do not carry “key person” life insurance on any of our senior management personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements or integrate replacement personnel in a timely manner or at all, which would seriously harm our business. In addition, our continuing growth will, to a large extent, depend on the attention of key management personnel to our daily affairs. If any of them is unable to devote enough time to our company, our operations may be affected adversely.

If we are not able to attract and retain skilled technical personnel, including research and development and other personnel, our operations and planned growth would be affected adversely.

Our success depends on our ability to attract and retain skilled employees, particularly engineering and technical personnel in the research and development and manufacturing processing areas. We also have established a professional on-the-job training program for employees. Without a sufficient number of skilled employees, our operations and production quality could suffer. Competition for qualified technical personnel and operators in Taiwan, the PRC, Eastern Europe and many other places where we operate is intense and the replacement of skilled employees is difficult. We may encounter this problem in the future, as we require an increased number of skilled employees for any expansion we may choose to undertake if market demand arises. If we are unable to attract and retain our technical personnel and other employees, this may affect adversely our business and our operating efficiency may deteriorate.

Potential conflicts of interest with our affiliates may cause us to lose opportunities to expand and improve our operations.

We face potential conflicts of interest with our affiliates, such as Qisda and its subsidiaries, including BenQ Corporation. Qisda is our largest shareholder, owning directly 7.52% of our outstanding shares as of February 5, 2013 and is also one of our large customers. Qisda and its subsidiaries accounted for 3.1%, 2.7% and 3.1% of our net sales in 2010, 2011 and 2012, respectively. Qisda and its subsidiaries’ substantial interest in our company may lead to conflicts of interest affecting our sales decisions or allocations. In addition, as of February 28, 2013, two of our ten directors are representatives of Qisda. Mr. K.Y. Lee, our Chairman, is also the chairman of Qisda and BenQ Corporation. See “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus. As a result, conflicts of interest between their duties to Qisda and/or its subsidiaries and us may arise. We cannot assure you that when conflicts of interest arise with respect to representatives of Qisda and/or its subsidiaries, the conflicts of interest will be resolved in our favor. These conflicts may result in lost corporate opportunities, including opportunities that are never brought to our attention, or actions that may prevent us from taking advantage of opportunities to expand and improve our operations.

If we fail to maintain an effective system of internal controls, we may not be able to report accurately our financial results or prevent fraud.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of your ADSs.

Our planned international expansion poses additional risks and could fail, which could cost us valuable resources and adversely affect our results of operations.

To meet our clients’ requirements, we have expanded our operations internationally, which may lead to operations across many countries. For example, we have established LCD module-assembly operations in Europe and TV set assembly operations in China and Europe in order to provide more immediate services to our European and Chinese customers. If a suitable opportunity or condition arises, we may continue to expand into new geographic areas. We intend to run our operations in compliance with local regulations, such as tax, civil, environmental and other laws in conjunction with our business activities in each country where we may have presence or operations. However, there are inherent legal, financial and operational risks involved in having international operations. We may encounter different challenges due to differences in local market conditions, culture, government policies and regulations. In addition, we may also face established competitors with stronger local experience, more familiar with the local regulations, practices and better relationship with local suppliers, contractors and purchasers. We cannot assure you that we will be able to develop successfully and expand our international operations or we will be able to overcome the significant obstacles and risks of international operations. If our international expansion plans are unsuccessful or do not deliver an appropriate return on our investments, our results of operations, financial condition and future prospects could be materially and adversely affected.

We face risks related to health epidemics and outbreaks of contagious disease.

In recent years, there have been reports of outbreaks of a highly pathogenic influenza caused by the H5N1 virus, as well as the influenza caused by the H7N9 virus, in various parts of the PRC and certain regions of Asia. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H5N1 influenza, H7N9 influenza or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

Risks Relating to Our ADSs and this Offering

For a period of five ROC business days after the closing, you will not be able to withdraw the underlying common shares from our ADS facility.

On the closing date, we will initially deliver to the custodian for the depositary a certificate of payment evidencing the irrevocable right to receive the common shares offered by us in connection with this offering. Subject to the approval of the Taiwan Stock Exchange, the certificate of payment will be replaced on the fifth ROC business day after the closing date by common shares delivered to the account of the depositary’s nominee with the custodian for the ADS facility through the book-entry system maintained by the Taiwan Depository & Clearing Corporation. We expect that such common shares will be listed and traded on the Taiwan Stock Exchange on that date. As a result, subject to the approval of the Taiwan Stock Exchange, for a period of five ROC business days after the closing date, holders of ADSs offered in this offering will not be able to withdraw the underlying common shares from our ADS facility. The books for withdrawal of ADSs will also be closed for this period during which holders of outstanding ADSs will not be able to withdraw the underlying common shares from our ADS facility unless they can provide written certification that their ADSs were not issued in connection with this offering.

The market value of our ADSs may fluctuate due to the volatility of the securities markets.

The securities markets in the United States and other countries have experienced significant price and volume fluctuations. Volatility in the price of our ADSs may be caused by factors beyond our control and may be unrelated to, or disproportionate to changes in, our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources. As a result of these factors, among others, the value of your investment may decline, and you may be unable to resell your ADSs at or above the sale price.

Restrictions on the ability to deposit shares into our ADS facility may adversely affect the liquidity and price of the ADSs.

The ability to deposit shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of shares underlying our ADSs would reduce the liquidity of our ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit its shares in our ADS facility without specific approval of the ROC Financial Supervisory Commission (the “FSC”), unless:

(1)	we pay stock dividends on our shares;

(2)	we make a free distribution of shares;

(3)	ADS holders exercise preemptive rights in the event of capital increases for cash; or

(4)	investors purchase our shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our shares to the custodian for deposit into our ADS facility.

With respect to (4) above, the depositary may issue ADSs against the deposit of those shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the FSC, plus any ADSs issued pursuant to the events described in the subparagraph (1), (2) and (3) above. Issuance of additional ADSs under item (4) above will be permitted to the extent that previously issued ADSs have been cancelled. In addition, in the case of a deposit of our shares requested under item (4) above, the depositary will refuse to accept deposit of our shares if such deposit is not permitted under any legal, regulatory or other restrictions notified by us to the depositary from time to time, which restrictions may specify blackout periods during which deposits may not be made, minimum and maximum amounts and frequencies of deposits.

ADS holders will not have the same rights as our shareholders, which may affect the value of the ADSs.

ADS holders’ rights as to the shares represented by such holders’ ADSs are governed by the deposit agreement. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary or its nominee, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility subject to the terms and conditions of the deposit agreement.

If holders representing at least 51% of our ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors, the depositary will cause all shares represented by the ADSs to be voted in that manner. If, at the relevant record date, the depositary does not receive instructions representing at least 51% of ADSs outstanding to vote in the same manner for any resolution, including the election of directors, ADS holders will be deemed to have instructed the depositary or its nominee to authorize all the shares represented by the ADS holders’ ADSs to be voted at the discretion of our Chairman or his designee, which may not be in the ADS holders’ interest. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings and submit a roster of candidates to be considered for nomination to our board of directors at our shareholders’ meeting for the election of directors, only holders representing at least 51% or more of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings or one nomination to our board of directors, in accordance with the deposit agreement. Hence, only one proposal or one nomination may be submitted on behalf of all ADS holders. In addition, since the record date for shareholders eligible to vote at our annual general meeting this year was set on April 21, 2013, investors purchasing the ADSs offered herein will not be able to exercise any voting rights through the depositary at our annual general meeting to be held on June 19, 2013.

ADS holders’ rights to participate in our rights offerings are limited, which could cause dilution to the holdings of ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer ADS holders those rights unless both the distribution of the rights and the underlying securities to all our ADS holders are either registered under the U.S. Securities Exchange Act of 1933, as amended (the “Securities Act”), or exempt from registration under the Securities Act. Although we may be eligible to take advantage of certain exemptions under the Securities Act available to certain foreign issuers for rights offerings, we can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement for any of these rights. Accordingly, you may be unable to participate in our rights offerings and may experience dilution with respect to your holdings.

Future stock bonuses and stock options issued to employees or future issuance of equity, equity-linked securities or ADSs may have substantial dilutive effects on your ADSs.

Similar to other technology companies in Taiwan, from time to time we may issue bonuses to our employees in the form of shares. The issuance of these shares may have a dilutive effect on your ADSs. For example, in 2009, we issued 66.2 million shares to our employees for their services performed in 2008. These stock bonuses amounted to NT$2,009.8 million in 2009. We did not issue shares to our employees in 2010, 2011 or 2012. In addition, we assumed two employee stock option plans as a result of the QDI merger in 2006 pursuant to which our full-time employees of our consolidated domestic and foreign subsidiaries were eligible to receive stock option grants. These two employee stock option plans expired in 2008 and 2009, respectively. We did not grant any stock options to our employees in 2010, 2011 or 2012. If we issue stock bonuses or stock options to employees in the future, you may experience dilution.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to your ADSs. In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015 to purchase machinery and equipment overseas in line with the growth of our business. In September 2011, we purchased from the market US$100 million of the outstanding bonds at a cost of US$78.7 million. The bonds are convertible by holders at any time until 10 days before maturity. The current conversion price is NT$39.90 per common share. As of December 31, 2012, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds were US$700 million. Upon full conversion, the outstanding bonds would be converted to 539,964,912 common shares if based on the current conversion price, representing approximately 6.1% of our outstanding shares at the end of December 31, 2012. Any conversion of the bonds, in full or in part, would dilute your ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. We may, subject to market conditions, also raise additional funds through the issuance of equity, ADSs, equity-linked or debt securities, which may result in further dilution of your rights as an ADS holder.

Non-ROC holders of ADSs who withdraw our shares will be required to obtain a foreign investor investment identification and appoint a local custodian and agent and a tax guarantor in the ROC.

Under current ROC law, if you are a non-ROC person (other than a PRC person) and wish to withdraw and hold our shares from a depositary receipt facility, you will be required to obtain a foreign investor investment identification, or the Foreign Investor Investment I.D., issued in accordance with the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals (the “Investment Regulations”). You also will be required to appoint an eligible agent in the ROC to open a securities trading account and a Taiwan Depository & Clearing Corporation book-entry account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining such Foreign Investor

Investment I.D. under the Investment Regulations and opening such accounts, the non-ROC withdrawing holder would be unable to hold or subsequently sell our shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise. There can be no assurance that such withdrawing holder would be able to obtain the Foreign Investor Investment I.D. and open such accounts in a timely manner.

Non-ROC holders of ADSs (other than a PRC person) withdrawing our shares represented by ADSs also are required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. Such agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing holder’s ROC tax obligations (“Tax Guarantor”). Generally, the evidence of the appointment of such agent and the approval of such appointment by the ROC tax authorities may be required as conditions to such withdrawing holder’s repatriation of the profits. There can be no assurance that such withdrawing holder would be able to appoint and obtain approval for such agent in a timely manner.

Also, if any non-ROC person (other than a PRC person) receives 10% or more of our total issued and outstanding shares upon a single withdrawal, such non-ROC person must obtain prior approval from the Investment Commission of Ministry of Economic Affairs (“MOEAIC”). There can be no assurance that such withdrawing holder would be able to obtain such approval in a timely manner.

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (“the Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) approved by the China Securities Regulatory Commission and registered with the Taiwan Stock Exchange or Taiwan Futures Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent, custodian and Tax Guarantor as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal reaches 10% or more of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

In addition, PRC investors’ investment in our shares are subject to various restrictions; specifically, there are restrictions on the amount remitted to the ROC for investments by QDIIs, either individually or jointly. Shares withdrawn by QDIIs from depositary receipt facility are considered remittance to the ROC. Accordingly, the qualification criteria for a PRC person to make an investment and the investment threshold imposed by the ROC government might cause a ADS holder who is a PRC person to be unable to withdraw and hold our shares.

The protection of the interests of our public shareholders available under our articles of incorporation and the laws governing ROC corporations is different from that which applies to a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing ROC corporations. The rights and responsibilities of our shareholders and members of our board of directors under ROC law are different from those that apply to a U.S. corporation. Directors of ROC corporations are required to conduct business faithfully and act with the care of good administrators. However, the duty of care required of an ROC corporation’s directors may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. The ROC Company Law also requires that a shareholder continuously hold at least 3% of our issued and outstanding shares for at least a year in order to request that our audit committee institute an action against a director on the company’s behalf. Therefore, you may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than you would as shareholders of a U.S. corporation.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and New York Stock Exchange (“NYSE”) requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE rules for domestic issuers, including, but not limited to:

•	the composition of the board of directors;

•	the evaluation standards for director’ independence;

•	the requirements for non-management directors to meet regularly without management;

•	the requirement to have a nominating/corporate governance committee;

•	the requirement to have a compensation committee set up pursuant to NYSE rules;

•	the requirement for shareholders’ approval on all equity-based compensation and material revisions thereto;

•	the requirement to adopt NYSE corporate governance guidelines; and

•	the requirement to adopt a code of business conducts and ethics.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE rules applicable to domestic issuers. In addition, as a foreign private issuer, we are exempt from certain the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, as amended. For a detailed discussion of the differences between our corporate governance practices and the NYSE listing standards, see “Item 16G. Corporate Governance” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus.

Future sales or perceived sales of securities by us, our senior management, directors or major shareholders may hurt the price of our ADSs.

The market price of our ADSs could decline as a result of sales of ADSs or shares or the perception that these sales could occur. If we, our senior management, directors or our shareholders, sell ADSs or shares, the market price for our shares or ADSs could decline. Future sales, or the perception of future sales, of ADSs or shares by us, our senior management, directors or major shareholders could cause the market price of our ADSs to decline.

You may not be able to enforce a judgment of a foreign court in the ROC.

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors and executive officers, and some of the experts named herein, are residents of the ROC. As a result, it may be difficult for holders of our shares or ADSs to enforce against us or them judgments obtained outside the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. It is also not entirely certain that an action for civil liability predicated solely on the United States federal securities laws could be brought directly in the ROC courts.

USE OF PROCEEDS

Based on an assumed public offering price of US$4.89 per ADS, which is the closing price of our ADSs on the New York Stock Exchange on May 1, 2013, we estimate that we will receive net proceeds of approximately US$358.1 million from this offering (or approximately US$387.1 million if the underwriters’ over-allotment option is exercised in full) after deducting the underwriting discount.

We intend to use the net proceeds we receive from this offering to fund purchases of raw materials and components from overseas.

CAPITALIZATION

The table below sets forth our capitalization as of March 31, 2013:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our sale of 74,000,000 ADSs in this offering at the assumed public offering price of US$4.89 per ADS, which is the closing price of our ADSs on the New York Stock Exchange on May 1, 2013, after deducting the underwriting discount and assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs from us.

	As of March 31, 2013
	Actual		As Adjusted
	NT$	US$	NT$	US$
		(in millions)
Taiwan IFRS
Long-term borrowings:
Convertible bonds payable	22,371.5	750.5	22,371.5	750.5
Long-term borrowings, excluding current installments(1)	139,493.5	4,679.4	139,493.5	4,679.4

Total long-term borrowings	161,865.0	5,429.9	161,865.0	5,429.9

Stockholders’ equity:
Capital stock:
Common shares, par value NT$10 per share: 12,000,000,000 shares authorized, 8,827,045,535 issued and outstanding, and 9,567,045,535 shares issued and outstanding on an as adjusted basis	88,270.5	2,961.1	95,670.5	3,209.3
Capital surplus	112,821.3	3,784.7	116,095.1	3,894.5
Retained earnings	(57,864.7)	(1,941.1)	(57,864.7)	(1,941.1)
Others	2,553.2	85.6	2,553.2	85.6
Minority interests	14,200.7	476.4	14,200.7	476.4

Total stockholders’ equity	159,981.0	5,366.7	170,654.8	5,724.7

Total capitalization	321,846.0	10,796.6	332,519.8	11,154.6

(1)	As of March 31, 2013, we had long-term borrowings, excluding current installments, of NT$139,493.5 million and current installments of long-term borrowings of NT$48,667.4 million. Of this total amount, NT$178,020.2 million was secured.

MARKET PRICE INFORMATION

ADSs

Our ADSs, each representing 10 common shares, have been listed on the New York Stock Exchange since March 29, 2002 under the symbol “AUO.” The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs.

	New York Stock Exchange
	Closing Price per ADS		Average Daily Trading Volume
	High	Low
	(US$)	(US$)	(in thousands of ADSs)
2008	20.66	5.02	3,343.9
2009	12.12	6.66	3,999.6
2010	13.25	8.58	2,850.0
2011	10.44	3.77	2,528.8
First Quarter	10.44	8.17	2,681.3
Second Quarter	8.94	6.72	2,749.2
Third Quarter	6.91	3.96	2,615.4
Fourth Quarter	5.04	3.77	2,070.4
2012	5.89	2.74	1,190.7
First Quarter	5.89	4.25	1,459.0
Second Quarter	5.03	3.67	1,013.9
Third Quarter	4.07	2.74	999.1
Fourth Quarter	4.81	3.35	1,297.0
November	4.12	3.79	1,303.3
December	4.81	4.30	1,453.8
2013
January	4.78	3.91	1,940.7
February	4.34	3.81	1,134.1
March	4.62	4.09	672.3
April	4.84	4.16	393.4
May (through May 1, 2013)	4.89	4.89	713.2

The closing price for our ADSs on the New York Stock Exchange on May 1, 2013 was US$4.89 per ADS.

Common Shares

Our common shares are listed on the Taiwan Stock Exchange under the stock code “2409.” The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares.

	Taiwan Stock Exchange
	Closing Price per Common Share		Average Daily Trading Volume
	High	Low
	(NT$)	(NT$)	(in thousands of Common Shares)
2008	62.70	18.30	70,171.9
2009	38.90	23.05	62,016.6
2010	42.00	27.30	49,916.2

	Taiwan Stock Exchange
	Closing Price per Common Share		Average Daily Trading Volume
	High	Low
	(NT$)	(NT$)	(in thousands of Common Shares)
2011	30.35	11.90	50,191.7
First Quarter	30.35	24.35	39,554.9
Second Quarter	26.00	19.35	43,873.7
Third Quarter	19.55	12.00	53,705.7
Fourth Quarter	15.00	11.90	62,117.9
2012	17.40	8.21	77,985.9
First Quarter	17.40	12.85	81,200.6
Second Quarter	15.20	11.10	41,134.6
Third Quarter	12.15	8.21	80,767.0
Fourth Quarter	14.15	10.20	108,096.5
November	12.35	11.00	93,355.1
December	14.15	12.50	160,705.9
2013
January	13.75	11.50	119,129.5
February	13.15	11.10	105,720.2
March	13.95	12.50	110,435.5
April	13.65	12.80	73,628.1
May (through May 2, 2013)	13.60	13.60	228,974.2

The closing price for our common shares on the Taiwan Stock Exchange on May 2, 2013 was NT$13.60 per common share.

DIVIDEND POLICY

We distributed a cash dividend of NT$0.4 per share on July 13, 2011 for the year ended December 31, 2010. We did not distribute any dividend in 2012 for the year ended December 31, 2011. In February 2013, our board of directors passed a resolution not to distribute any dividend for 2012 due to net loss for the year ended December 31, 2012. However, this proposal will be subject to the resolution of our 2013 annual shareholders’ meeting.

Our articles of incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. The form, frequency and amount of future dividends will depend upon our earnings, cash flow, financial condition, reinvestment opportunities and other factors.

We are generally not permitted under the ROC Company Law to distribute dividends or to make any other distributions to shareholders for any fiscal year in which we have no earnings. Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover the loss for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve unless previously allocated legal reserve has already amounted to our paid-in capital. Certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

•	no less than 5% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors; and

•	all or a portion of the balance is distributable as dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders in the form of shares or in cash from the legal reserve and certain capital reserves. However, where legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed. See “Item 10. B. Memorandum and Articles of Association—Dividends and Distribution” in our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in the accompanying prospectus.

The holders of ADSs will be entitled to receive dividends to the same extent as the holders of our common shares, subject to the terms of the deposit agreement. Any cash dividends will be paid to the depositary in NT dollars and, after deduction of any applicable ROC taxes and fees and expenses of the depositary and custodian, except as otherwise provided in the deposit agreement, will be converted by the depositary into U.S. dollars and paid to the holders of ADSs. Whenever the depositary receives any free distribution of shares, including stock dividends, on any ADSs that the holders of ADSs hold, the depositary may, and will if we so instruct, deliver to the holders of ADSs additional ADSs which represent the number of shares received in the free distribution, after deduction of applicable taxes and the fees and expenses of the depositary and the custodian. If additional ADSs are not so delivered, each ADS that the holders of ADSs hold shall represent its proportionate interest in the additional shares distributed.

EXCHANGE RATE INFORMATION

The table below sets forth the exchange rates of NT dollars against U.S. dollars set forth in the H.10 statistical release of the Federal Reserve Board for the periods indicated.

	Exchange Rate
	Average(1)	High	Low	Period-End
2008	31.52	33.55	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.39	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013
Three-month period ended March 31, 2013	29.49	29.88	28.93	29.81
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March	29.71	29.87	29.63	29.81
April (through April 26, 2013)	29.86	30.06	29.59	29.59

(1)	Averages for annual periods are calculated by averaging month-end rates for the relevant year. Monthly averages are calculated by averaging daily rates for the relevant month.

On April 26, 2013, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was NT$29.59 to US$1.00.

We make no representation that any NT dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or NT dollars, as the case may be, at any particular rate, or at all. Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of our common shares and, as a result, will likely affect the market price of the ADSs.

TAXATION

ROC Tax Considerations

In the opinion of Russin & Vecchi, the following summarizes the principal ROC tax consequences of owning and disposing of ADSs and common shares if you are not a resident of the ROC (a “non-ROC resident”). You will be considered a non-ROC resident for the purposes of this section if:

•	you are an individual and you are not physically present in the ROC for 183 days or more during any calendar year; or

•	you are an entity and you are organized under the laws of a jurisdiction other than the ROC and have no fixed place of business or other permanent establishment or business agent in the ROC.

You should consult your own tax advisors concerning the tax consequences of owning ADSs or shares in the ROC and any other relevant taxing jurisdiction to which you are subject.

Dividends

Dividends, whether in cash or common shares, declared by us out of retained earnings and paid out to a holder that is a non-ROC resident in respect of shares represented by ADSs or shares are subject to ROC withholding tax. The current rate of withholding for non-ROC residents is 20% of the amount of the distribution, in the case of cash dividends, or of the par value of the common shares distributed, in the case of stock dividends. As discussed below in “Retained Earnings Tax,” our after-tax earnings will be subject to an undistributed retained earnings tax. To the extent dividends are paid out of retained earnings that have been subject to the retained earnings tax, the amount of such tax will be used by us to offset the withholding tax liability on such dividend, and consequently, the effective rate of withholding on dividends paid out of retained earnings previously subject to the retained earnings tax will be less than 20%.

Capital Gains

Non-ROC resident entities are exempt from ROC income tax on capital gains from sale or disposition of shares (including shares that were withdrawn from depositary receipt facilities). However, non-ROC resident individuals are subject to ROC income tax at a flat rate of 15% on net capital gains from the sale or disposal of shares. Capital loss incurred from the sale or disposition of shares can be deducted from capital gains in the same calendar year when calculating the net capital gains and income tax liability, but cannot be carried forward. In addition, only 50% of the net capital gains will be subject to ROC income tax if a non-ROC resident individual has directly held the underlying shares for one year or longer. By way of example, the tax agent of a non-ROC resident individual is required to pay any income tax payable and file an income tax return in May 2014 for the net capital gains that the non-ROC resident individual generates in year 2013. Sales of ADSs by non-ROC resident holders (as opposed to sale of our common shares) are not regarded as sales of ROC securities and, as a result, any gains on such transactions are currently not subject to ROC income tax.

Securities Transaction Tax

The ROC government imposes a securities transaction tax that will apply to sales of shares, but not to sales of ADSs. The transaction tax is payable by the seller for the sale of shares and is equal to 0.3% of the sales proceeds.

Estate and Gift Tax

Subject to allowable exclusions, deductions and exemptions, any property within the ROC of a deceased individual is subject to a 10% estate tax, and any property within the ROC donated by any individual is subject to a 10% gift tax. Under ROC estate and gift tax laws, shares issued by ROC companies, such as our shares, are deemed located in the ROC regardless of the location of the holder. It is unclear whether ADSs will be deemed assets located in the ROC for the purpose of ROC gift and estate taxes.

Preemptive Rights

Distributions of statutory preemptive rights for shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory preemptive rights evidenced by securities are subject to securities transaction tax. Moreover, as discussed under “—Capital Gains” above, while non-ROC resident entities are exempt from income tax on capital gains, non-ROC resident individuals are subject to ROC income tax at a flat rate of 15% on capital gains. Proceeds derived from sales of statutory preemptive rights that are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at the rate of 20% regardless of whether the non-ROC resident is an individual or an entity.

We have the sole discretion to determine whether statutory preemptive rights are evidenced by securities or not.

Retained Earnings Tax

Under the ROC Income Tax Laws, we are subject to a 10% retained earnings tax on our after-tax earnings generated after January 1, 1998 that are not distributed in the following year. Any retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare dividends out of those retained earnings, a maximum amount of up to 10% of the declared dividends will be credited against the 20% withholding tax imposed on the non-ROC resident holders of our ADSs or shares.

Tax Treaty

The ROC does not have an income tax treaty with the United States. The ROC has tax treaties for the avoidance of double taxation with Indonesia, Singapore, South Africa, Australia, the Netherlands, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, the United Kingdom, Senegal, Sweden, Belgium, Denmark, Israel, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany and Thailand, which may limit the rate of ROC withholding tax on dividends paid with respect to shares. It is unclear whether, if you hold ADSs, you will be considered to hold shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of an income tax treaty, you should consult your tax advisors concerning your eligibility for these benefits with respect to ADSs.

United States Federal Income Tax Considerations for United States Holders

In the opinion of Davis Polk & Wardwell LLP, the following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or shares to the U.S. Holders described below, but it is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion set forth below applies only to beneficial owners of our ADSs or shares that are U.S. Holders, hold the ADSs or shares as capital assets for tax purposes and are non-ROC residents as defined under “ROC Tax Considerations.” You are a “U.S. Holder” if, for United States federal income tax purposes, you are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Code, as defined below) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, this summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the medicare contribution Tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	certain financial institutions;

•	tax-exempt entities, including “individual retirement accounts”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•

persons holding ADSs or shares as part of a hedge, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or shares;

•	persons that own or are deemed to own 10% or more of our voting stock;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding ADSs or shares through a partnership or other pass-through entity; or

•	persons holding ADSs or shares in connection with a trade or business conducted outside of the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) holds our ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or shares, you are urged to consult your tax advisor.

For U.S. federal income tax purposes, the beneficial owner of an ADS will generally be treated as the owner of the shares, or certificate of payment, underlying the ADS. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates for dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of ROC taxes and the availability of the preferential rates applicable to dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

You are urged to consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of ADSs or shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

This discussion assumes that we were not a passive foreign investment company for our 2012 taxable year, as discussed below, and that we will not become one in the foreseeable future.

Taxation of Dividends

Distributions you receive on your ADSs or shares, other than certain pro rata distributions of shares, including amounts withheld in respect of ROC withholding taxes, will generally be treated as dividend income to you to the extent the distributions are made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in your ADSs or shares and then as gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of ROC taxes (the amount of ROC tax may be reduced by any credit against such withholding tax as a result of the 10% retained earnings tax previously paid by us, as discussed above under “ROC Tax Considerations—Dividends—Retained Earnings Tax”). The amount will be treated as foreign source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the concerns expressed by the U.S. Treasury described above, under current law, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute qualified dividend income. Dividends will constitute qualified dividend income if the shares or ADSs with respect to which such dividends are paid is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded, and we are not a passive foreign investment company in the year the dividend is paid (and were not in the prior year). We believe we were not a passive foreign investment company for our 2012 taxable year, and will not become one in the foreseeable future as discussed below under “Passive Foreign Investment Company Rules.” Even if dividends on the ADSs or shares would otherwise be eligible for qualified dividend income treatment, an individual U.S. Holder nevertheless will not be eligible for the preferential rates (a) if it has not held our ADSs or shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date or (b) to the extent it is under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates in light of their particular circumstances.

Dividends paid in New Taiwan dollars will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss, which will be U.S. source, if you convert the amount of such dividend into U.S. dollars after the date of receipt.

Subject to limitations that may vary depending upon your circumstances and the concerns expressed by the U.S. Treasury described above, you may be entitled to a credit against your U.S. federal income taxes for the amount of ROC income taxes that are withheld from dividend distributions made to you. In determining the amounts withheld in respect of ROC taxes, any reduction of the amount withheld on account of the ROC credit in respect of the 10% retained earnings tax imposed on us is not considered a withholding tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally should constitute “passive category income”. The rules governing the foreign tax credit are complex. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including otherwise creditable ROC taxes, in computing your taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year.

It is possible that pro rata distributions of shares to all shareholders may be made in a manner that is not subject to U.S. federal income tax, but is subject to ROC withholding tax as discussed above under “ROC Tax Considerations—Dividends.” Such distribution will not give rise to U.S. federal income tax against which the ROC withholding tax imposed on these distributions may be credited. U.S. holders should consult their tax advisors with respect to the creditability of any such ROC tax. The basis of any new ADSs or shares you receive as a result of a pro rata distribution of shares by us will generally be determined by allocating your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs or shares received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

For U.S. federal income tax purposes, when you sell or otherwise dispose of your ADSs or shares, you will recognize U.S. source capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or shares and your adjusted tax basis in the ADSs or shares, determined in U.S. dollars. Any such gain or loss will be long-term capital gain or loss if you held the ADSs or shares for more than one year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. holders, and capital losses, the deductibility of which are subject to limitations.

If you receive non-U.S. currency when you sell your ADSs or shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such non-U.S. currency will be ordinary income or loss, and will generally be U.S. source income or loss.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2012 taxable year and that we will not become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, goodwill) from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold ADSs or shares, certain adverse tax consequences could apply to you.

If we are a PFIC for any taxable year during which you hold ADSs or shares, gain recognized by you on a sale or other disposition (including certain pledges) of ADSs or shares would be allocated ratably over your holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by you on your ADSs or shares exceeds 125% of the average of the annual distributions on ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares. You should consult your tax advisor to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we are a PFIC with respect to a particular U.S. Holder for the taxable year in which we pay a dividend or the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If you own ADSs or shares during any year in which we are a PFIC, you may be required to file a report containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ADSs or shares.

UNDERWRITING

Citigroup Global Markets Limited and UBS AG (Hong Kong branch) are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of ADSs, set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Limited
UBS AG (Hong Kong branch)
Australia and New Zealand Banking Group Limited, Hong Kong Branch
ING Bank N.V.
Mizuho Securities Asia Limited
Standard Chartered Securities (Hong Kong) Limited

Total	74,000,000

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Citigroup Global Markets Limited is expected to make offers and sales in the United States through its selling agent, Citigroup Global Markets Inc., and UBS AG (Hong Kong branch) is expected to make offers and sales in the United States through its selling agent, UBS Securities LLC.

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed US$         per ADS. If all the ADSs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more ADSs than the total number set forth in the table above, we have granted to the underwriters an option, exercisable at any time until one day before the closing date, to purchase up to 6,000,000 additional ADSs at the public offering price less the underwriting discount solely to cover over-allotments. To the extent the option is exercised, each underwriter must purchase a number of additional ADSs approximately proportionate to that underwriter’s initial purchase commitment. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs or that are the subject of this offering.

We and our stockholder, Qisda Corporation, have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Limited and UBS AG (Hong Kong branch), dispose of or hedge any of our common shares, ADSs, or any securities convertible into or exchangeable for our common shares. Citigroup Global Markets Limited and UBS AG (Hong Kong branch) in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The ADSs are listed on the New York Stock Exchange under the symbol “AUO” and the common shares are listed on the Taiwan Stock Exchange.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Us
	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

Total expenses for the offering are estimated to be approximately US$1,932,500, including SEC registration fees of approximately US$47,500, New York Stock Exchange listing fee of US$300,000, printing expenses of approximately US$30,000, legal fees and expenses of approximately US$970,000, accounting fees and expenses of approximately US$450,000, and miscellaneous expenses of approximately US$135,000. The underwriters have agreed to reimburse us for, or pay on our behalf, these expenses in connection with this offering, which are estimated to be approximately US$1,932,500. All amounts are estimated except for the New York Stock Exchange Listing fees.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. Purchases and sales of ADSs in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of ADSs than they are required to purchase in the offering.

¡	“Covered” short sales are sales of ADSs in an amount up to the number of ADSs represented by the underwriters’ over-allotment option.

¡	“Naked” short sales are sales of ADSs in an amount in excess of the number of ADSs represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of ADSs either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

¡

To close a naked short position, the underwriters must purchase ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

¡

To close a covered short position, the underwriters must purchase ADSs in the open market or must exercise the over-allotment option. In determining the source of ADSs to close the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

•	Stabilizing transactions involve bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. In particular, as of the date of this prospectus supplement, an affiliate of Citibank Global Markets Limited has extended loans to us and our subsidiary, M. Setek Co., Ltd., with an aggregate outstanding amount of US$30.3 million. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus supplement. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the ADSs described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ADSs offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Finanicial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

•

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA; except

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in the People’s Republic of China

This prospectus supplement may not be circulated or distributed in the People’s Republic of China, and the ADSs may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the People’s Republic of China except pursuant to applicable laws and regulations of the People’s Republic of China. For the purpose of this paragraph, the People’s Republic of China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in the Republic of China

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly in the Republic of China. The ADSs may not be sold to any related person of us (as defined in the Republic of China Regulations Governing the Preparation of Financial Reports by Securities Issuers) or any person listed in Article 36 of the Chinese Securities Association Regulations Governing Underwriting and Resale of Securities by Securities Firms.

LEGAL MATTERS

Certain legal matters as to United States federal law and New York State law in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters as to United States federal law and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. The validity of the common shares represented by the ADSs offered in this offering and certain other legal matters as to ROC law will be passed upon for us by Russin & Vecchi, Taipei, Taiwan. Legal matters as to ROC law will be passed upon for the underwriters by Lee & Li, Attorneys-at-Law, Taipei, Taiwan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee from the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

Our website address is http://www.auo.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus supplement.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the ADRs and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement or the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement or the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement or the accompanying prospectus and information incorporated by reference in this prospectus supplement or the accompanying prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on March 15, 2013;

•	Our reports on Form 6-K furnished to the SEC on April 25, 2013 and May 2, 2013; and

•

All our future annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K, if they state that they are incorporated by reference into this prospectus supplement or the accompanying prospectus, that we furnish to the SEC on or after the date on which the registration statement is first filed with the SEC and until all of the securities offered by this prospectus are sold.

Copies of all documents incorporated by reference, other than exhibits to those documents unless such exhibits are specially incorporated by reference, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement and the accompanying prospectus on the written or oral request of that person made to:

AU Optronics Corp.

1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

+886-3-500-8800

PROSPECTUS

AU Optronics Corp.

(Incorporated as a company limited by shares in the Republic of China)

Common Shares

American Depositary Shares

We may, from time to time, offer and sell common shares, par value NT$10 per share, or American depositary shares, each representing 10 common shares and commonly referred to as ADSs, on terms to be determined at the time of offering.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any of our securities.

We may offer and sell these securities directly to you or through one or more underwriters, dealers or agents, or through a combination of these methods. If any underwriter, dealer or agent is involved in the sale of any securities offered by this prospectus, we will name them and describe their compensation in the applicable prospectus supplement.

Our ADSs are listed on the New York Stock Exchange under the symbol “AUO.” Our common shares are listed on the Taiwan Stock Exchange under the stock code “2409.”

Investing in our securities involves risks. See “Risk Factors” on page 2 before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Prospectus dated May 2, 2013.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), using a shelf registration process. Under this process, we may, from time to time, offer and sell common shares or ADSs in one or more offerings.

This prospectus only provides you with a general description of the securities that we may offer. Each time securities are offered under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read this prospectus and the applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

Unless otherwise stated, the information contained in this prospectus is accurate as of the date on the front cover and the information incorporated by reference into this prospectus is accurate as of the date of the relevant document incorporated by reference. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any other date.

We have not authorized anyone to provide you with any information other than that contained in or incorporated by reference into this prospectus, the applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

When used in this prospectus, the following terms:

•	“ADRs” refers to American depositary receipts evidencing our ADSs;

•	“ADSs” refers to our American depositary shares, each representing 10 common shares, par value NT$10 per share, of our company;

•

“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

•	“LCD” refers to liquid crystal display;

•	“mobile PCs” refers to one of our main product categories which primarily includes notebooks, tablets and similar products;

•	“NT dollar” or “NT$” refers to New Taiwan dollars, the lawful currency of the ROC;

•	“Taiwan” or the “ROC” refers to the island of Taiwan and other areas under the effective control of the Republic of China;

•	“TFT-LCD” refers to thin film transistor liquid crystal display; and

•	“we,” “us,” “our company” and “our” refer to AU Optronics Corp. and, unless otherwise stated or the context otherwise requires, its subsidiaries.

For your convenience, this prospectus contains translations of certain NT dollar amounts into U.S. dollar amounts at a rate of NT$29.81 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2013, unless otherwise stated. We make no representation that any NT dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or NT dollars, as the case may be, at any particular rate, or at all.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee from the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

Our website address is http://www.auo.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the ADRs and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and our annual audited consolidated financial statements, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on March 15, 2013;

•	Our reports on Form 6-K furnished to the SEC on April 25, 2013 and May 2, 2013; and

•

All our future annual reports on Form 20-F that we file with the SEC and certain reports on Form 6-K, if they state that they are incorporated by reference into this prospectus, that we furnish to the SEC on or after the date on which the registration statement is first filed with the SEC and until all of the securities offered by this prospectus are sold.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

AU Optronics Corp.

1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

+886-3-500-8800

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “intend,” “seek,” “is/are likely to” and similar expressions. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to:

•	the cyclical nature of our industry;

•	further declines in average selling prices;

•	our ability to comply with the applicable covenants under the terms of our debt instruments;

•	litigation and regulatory investigations against us;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our continued ability to achieve high capacity utilization rates;

•	our ability to effectively manage inventories;

•	our dependence on a small number of customers for a substantial portion of our net sales;

•	our ability to allocate capacity efficiently and in a timely manner;

•	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•	our ability to compete effectively;

•	our dependence on the outsourcing of manufacturing by brand companies to original equipment manufacturing service providers;

•	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

•	changes in the accounting standard as required by the ROC government;

•	our dependence on key personnel;

•	our relationship with our affiliates;

•	our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•	changes in technology and competing products;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict;

•	general political, economic, financial and regulatory conditions;

•	fluctuations in foreign currency exchange rates; and

•

other factors set forth under the heading “Item 3. Key Information—3.D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated into this prospectus by reference, and, if applicable, under the heading “Risk Factors” in the applicable prospectus supplement.

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The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

OUR COMPANY

Overview

We are one of the world’s leading TFT-LCD panel providers. We design, develop, manufacture, assemble and market flat panel displays and most of our products are TFT-LCD panels. TFT-LCD is currently the most widely used flat panel display technology. Our panels are primarily used in mobile PCs, monitors, consumer electronics products (such as mobile phones, digital still cameras, portable navigation displays, automobile displays and industrial displays) and televisions, among other products. We entered the solar business at the end of 2008, and have established a vertically integrated solar value chain, including manufacturing and branding capabilities for our solar products. We manufacture upstream and midstream products such as polysilicon, ingots, wafers and solar cells. We design, develop and manufacture solar photovoltaic modules as well as produce solar photovoltaic systems and provide various value-added services for solar photovoltaic systems projects.

We manufacture TFT-LCD panels at fabrication facilities commonly known as “fabs.” We were one of the first TFT-LCD manufacturers in Taiwan to commence commercial production at a fifth-generation fab. We believe we were the first TFT-LCD manufacturer in Taiwan to commence production at a sixth-generation and 7.5-generation fab. We also were the first TFT-LCD manufacturer in Taiwan to operate an 8.5-generation fab. New generations of TFT-LCD fabs are equipped to process larger sheets of substrates. For example, our 7.5-generation fabs are designed to process substrates with dimensions of up to 1,950 x 2,250 millimeters, and our 8.5-generation fabs are designed to process substrates with dimensions of up to 2,200 x 2,500 millimeters.

With production facilities utilizing 3.5-, fourth-, 4.5-, fifth-, sixth-, 7.5- and 8.5-generation technologies, we have the flexibility to produce a large number of panels of various sizes. We currently operate three 3.5-generation fabs, one fourth-generation fab, one 4.5-generation fab, four fifth-generation fabs, two sixth-generation fabs, two 7.5-generation fabs and two 8.5-generation fabs. All of these fabs have commenced commercial production.

Our existing principal operations for our display business and solar business are located at seven principal manufacturing sites in Taiwan, three module-assembly sites in the PRC, three manufacturing sites in Japan, two module-assembly sites in Europe and one manufacturing site in Singapore.

For the year ended December 31, 2012, net sales generated from our display business and solar business were NT$367.1 billion (US$12.3 billion) and NT$11.4 billion (US$0.4 billion), respectively, representing approximately 97.0% and 3.0% of our total net sales, respectively.

Corporate Information

We were incorporated as Acer Display Technology, Inc. (“Acer Display”) under the laws of the ROC as a company limited by shares in 1996. The shares of Acer Display were listed on the Taiwan Stock Exchange on September 8, 2000.

We changed our name to AU Optronics Corp. on May 22, 2001 and we completed a merger with Unipac Optoelectronics Corporation, a company incorporated in the ROC (“Unipac”), on September 1, 2001. Prior to the merger, Acer Display was primarily involved in the design, development, production and marketing of large-size TFT-LCD panels and Unipac was primarily involved in the design, production and marketing of both small and medium-size and large-size TFT-LCD panels.

On October 1, 2006, we completed a merger with Quanta Display Inc., a company incorporated in the ROC that manufactured and assembled TFT-LCD panels.

Our ADSs have been listed on the New York Stock Exchange since May 2002.

Our principal executive offices are located at 1 Li-Hsin Road 2, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, and our telephone number is +886-3-500-8800. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RISK FACTORS

Investing in our securities involves risk. See the risk factors set forth under the heading “Item 3. Key Information—3.D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated into this prospectus by reference, and, if applicable, the risk factors set forth under the heading “Risk Factors” in the applicable prospectus supplement.

Before making an investment decision, you should carefully consider these risks as well as other information we include in or incorporate by reference into this prospectus. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

CAPITALIZATION

Our capitalization will be set forth in the applicable prospectus supplement or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated by reference into this prospectus.

DESCRIPTION OF COMMON SHARES

The following summary describes certain provisions of our articles of incorporation, the ROC Securities and Exchange Law, the regulations promulgated under the ROC Securities and Exchange Law and the ROC Company Law relating to our common shares. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our articles of incorporation, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

General

According to our articles of incorporation, our authorized share capital is NT$120 billion, divided into 12 billion common shares, and 100,000,000 common shares are reserved for issuance of common shares upon exercise of our employee stock options. As of February 28, 2013, 8,827,045,535 common shares were issued and outstanding. Except for 189,090,717 common shares, all of our outstanding common shares are listed on the Taiwan Stock Exchange.

All common shares presently issued, including those underlying our existing ADSs, are fully paid and in registered form, and existing shareholders are not obligated to contribute additional capital.

In October 2010, we issued US$800 million unsecured zero coupon convertible bonds due 2015. The bonds are convertible by holders into our common shares at any time until 10 days before maturity. The current conversion price is NT$39.90 per common share. As of December 31, 2012, none of the bonds had been converted into our common shares, and the bonds had an outstanding amount of US$700 million. Upon full conversion at the current conversion price, the outstanding bonds would be converted into 539,964,912 common shares, representing approximately 6.1% of our outstanding common shares as of December 31, 2012.

New Common Shares and Preemptive Rights

The issuance of new common shares requires the prior approval of our board of directors. If our issuance of any new common shares will result in any change in our authorized share capital, we are required under ROC law to amend our articles of incorporation, which requires approval of our shareholders in a shareholders’ meeting. We must also obtain the approval of, or submit a report to, the ROC Financial Supervisory Commission (“FSC”) and the Hsinchu Science Park Administration Bureau, as applicable. Generally, when a company issues capital stock for cash, 10% to 15% of the issue must be offered to its employees. In addition, if a public company intends to offer new shares for cash, at least 10% of the issue must also be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, which will reduce the number of new shares in which existing shareholders may have preemptive rights. Unless the percentage of the shares offered to the public is increased by a resolution, existing shareholders of the company have a preemptive right to acquire the remaining 75% to 80% of the issue in proportion to their existing shareholdings. Nevertheless, the preemptive rights provisions will not apply to offerings of new shares through private placements approved at a shareholders’ meeting.

Register of Shareholders and Record Date

With respect to shareholders who have opened Taiwan Depository & Clearing Corporation (“TDCC”) book-entry accounts, our register of such shareholders is maintained by the database of TDCC. With respect to shareholders who have not opened TDCC book-entry accounts, our register of such shareholders is maintained by our share registrar, Taishin International Bank, Stock Affairs Department. The ROC Company Law permits us, by giving advance public notice, to set a record date and close the register of shareholders for a specified period in order to determine the shareholders or pledgees that are entitled to certain rights pertaining to our common shares. Under the ROC Company Law, our register of shareholders should be closed for a period of sixty days before each general meeting of shareholders, thirty days before each extraordinary meeting of shareholders and five days before each record date.

Transfer of Common Shares

Under the ROC Company Law, shares are transferred by endorsement and delivery of the related share certificates. However, settlement of trading of shares of a listed company, such as our company, generally is carried out on the book-entry system maintained by TDCC. In addition, transferees must have their names and addresses registered on our register in order to assert shareholders’ rights against us. Notwithstanding the foregoing, shareholders are required to file their specimen seals with our share registrar.

Shareholders’ Meetings

We are required to hold an annual general shareholders’ meeting once every calendar year, generally within six months after the end of each fiscal year. Any shareholder who holds 1% or more of our issued and outstanding common shares may submit one written proposal for discussion at our annual general shareholders meeting. Our directors may convene an extraordinary shareholders’ meeting whenever they think fit, and they must do so if requested in writing by shareholders holding not less than 3% of our paid-in share capital who have held their shares for more than a year. In addition, any member of our audit committee may convene a shareholders’ meeting under certain circumstances. For a public company in Taiwan, such as our company, at least 15 days’ advance written notice must be given of every extraordinary shareholders’ meeting and at least 30 days’ advance written notice must be given of every annual general shareholders’ meeting. Unless otherwise required by law or by our articles of incorporation, voting for an ordinary resolution requires an affirmative vote of a simple majority of those present and voting. A distribution of cash dividends would be an example of an act requiring an ordinary resolution. A special resolution may be adopted in a meeting of shareholders convened with a quorum of holders of at least two-thirds of our total outstanding common shares at which the holders of at least a majority of our common shares represented at the meeting vote in favor thereof. A special resolution is necessary for various matters under ROC law, including:

•	any amendment to our articles of incorporation;

•	our dissolution or amalgamation;

•	a merger or spin-off;

•	transfers of the whole or a substantial part of our business or properties;

•	the acquisition of the entire business or properties of another company which would have a significant impact on our operations;

•	execution, modification or termination of any contracts regarding leasing of all business or joint operations or mandate of our business to other persons;

•	the distribution of any stock dividend; or

•	the removal of directors.

However, in the case of a public company such as our company, a special resolution may be adopted by holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of the total outstanding common shares are present.

Voting Rights

According to the ROC Company Law, a holder of our common shares has one vote for each share held at shareholders’ meetings. However, (i) treasury shares or (ii) our common shares held by an entity in which our company owns more than 50% of the voting shares or paid-in capital (a “Controlled Entity”) or by a third entity in which our company and a Controlled Entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital cannot be voted. There is cumulative voting for the election of directors. In all other matters, shareholders must cast all their votes the same way on any resolution provided that shareholders holding common shares on behalf of others are permitted to split votes when exercising voting rights. Voting rights attached to our common shares may be exercised by personal attendance or proxy, or at our discretion, by written or electronic ballot.

If any shareholder is represented at an general or extraordinary shareholders’ meeting by proxy, a valid proxy form must be delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting. Voting rights attached to our common shares that are exercised by our shareholders’ proxy are subject to ROC proxy regulations. Any shareholder who has a personal interest in a matter to be discussed at our shareholders’ meeting, the outcome of which may impair our interests, is not permitted to vote or exercise voting rights nor vote or exercise voting rights on behalf of another shareholder on such matter.

Except for trust enterprises or share transfer agents approved by the FSC, where one person is appointed as proxy by two or more shareholders who together hold more than 3% of our common shares, the votes of those shareholders in excess of 3% of our total issued common shares will not be counted.

Dividends and Distributions

We may distribute dividends in any year in which we have accumulated earnings. Before distributing a dividend to shareholders following the end of a fiscal year, we must recover any past losses, pay all outstanding taxes, and set aside in a legal reserve 10% of our remaining net earnings for that fiscal year until our legal reserve equals our paid-in capital.

At the shareholders’ annual general meeting, our board of directors submits to the shareholders for approval proposals for the distribution of a dividend or the making of any other distribution to shareholders from our accumulated earnings or reserves for the preceding fiscal year. Dividends may be distributed either in cash, in the form of common shares or a combination of cash and common shares. Our articles of incorporation provide that the cash portion of any dividend shall not be less than 10% of the annual dividend. Dividends are paid proportionately to shareholders as listed on the register of shareholders on the relevant record date.

Our articles of incorporation provide that where we have a profit at the end of each fiscal year, we shall first allocate the profit to recover losses for preceding years. 10% of any remaining net earnings shall be allocated as our legal reserve and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority. The balance is distributed in the following manner:

•	no less than 5% of the earnings to be distributed is distributable as a bonus for employees;

•	no more than 1% of the earnings to be distributed is distributable as remuneration to directors; and

•	all or a portion of the balance is distributable as dividend and bonus to our shareholders.

In addition to permitting dividends to be paid out of accumulated earnings after deducting losses, we are permitted under the ROC Company Law to make distributions to our shareholders in the form of common shares or in cash from the legal reserve and certain capital reserves. However, where legal reserve is distributed by issuing new common shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in capital may be distributed.

For information on the dividends paid by us in recent years, see “Item 8. Financial Information—8.A.8. Dividends and Dividend Policy “ and information as to ROC taxes on dividends and distributions, see “Item 10. Additional Information—10.E. Taxation—ROC Tax Considerations—Dividends” in our 2012 20-F.

Acquisition of Common Shares by Our Company

With limited exceptions under the ROC Company Law, we are not permitted to acquire our common shares.

In addition, pursuant to the Securities and Exchange Law, we may, by a board resolution adopted by majority consent at a meeting with two-thirds of our directors present, purchase our common shares on the Taiwan Stock Exchange or by a tender offer, in accordance with the procedures prescribed by the FSC, for the following purposes:

•	to transfer common shares to our employees;

•

to facilitate conversion arising from bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants (collectively, the “Convertible Securities”) issued by our company into common shares; and

•	if necessary, to maintain our credit and our shareholders’ equity; provided that the common shares so purchased shall be cancelled thereafter.

Our common shares purchased pursuant to the first and the second items above shall be transferred to our employees or holders of Convertible Securities, as the case maybe, within three years after the date of such purchase. Our common shares purchased pursuant to item 3 above shall be cancelled within six months after the date of such purchase.

We are not allowed to purchase more than 10% of our total issued and outstanding common shares. In addition, we may not spend more than the aggregate amount of our retained earnings, the premium from issuing stock and the realized portion of the capital reserve to purchase our common shares.

We may not pledge or hypothecate any purchased common shares. In addition, we may not exercise any shareholders’ rights attaching to such common shares. In the event that we purchase our common shares on the Taiwan Stock Exchange or through a tender offer, our affiliates, directors, officers and their respective spouses and minor children and/or nominees are prohibited from selling any of our common shares during the period in which we purchase our common shares.

According to the ROC Company Law, an entity of which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our common shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase common shares in either our company or a controlled entity.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to our shareholders in accordance with the ROC Company Law.

Rights to Bring Shareholder Suits

Under the ROC Company Law, a shareholder may bring suit against us in the following events:

•

Within 30 days from the date on which a shareholders’ resolution is adopted, a shareholder may file a lawsuit to annul a shareholders’ resolution if the procedure for convening a shareholders’ meeting or the method of resolution violates any law or regulation or our articles of incorporation.

•

If the substance of a resolution adopted at a shareholders’ meeting contradicts any applicable law or regulation or our articles of incorporation, a shareholder may bring a suit to determine the validity of such resolution.

Shareholders may bring suit against our directors under the following circumstances:

•	Shareholders who have continuously held 3% or more of the total number of issued and outstanding common shares for a period of one year or longer may request in writing that an audit committee member institute an action against a director on our behalf. In case the audit committee member fails to institute an action within 30 days after receiving such request, the shareholders may institute an action on our behalf. In the event that shareholders institute an action, a court may, upon motion of the defendant, order such shareholders to furnish appropriate security.

•

In the event that any director, officer or shareholder who holds more than 10% of our issued and outstanding common shares and their respective spouse and minor children and/or nominees sells common shares within six months after the acquisition of such common shares, or repurchases the common shares within six months after the sale, we may make a claim for recovery of any profits realized from the sale and purchase. If our board of directors or our audit committee fails to make a claim for recovery, any shareholder may request that our board of directors or our audit committee exercise the right of claim within 30 days. In the event our directors or audit committee fail to exercise such right during such 30-day period, such requesting shareholder will have the right to make a claim for such recovery on our behalf. Our directors and audit committee will be jointly and severally liable for damages suffered by us as a result of their failure to exercise the right of claim.

Financial Statements

Within three months after the end of each fiscal year, we must post our annual audited financial statements on the website of the Taiwan Stock Exchange, for inspection by our shareholders.

Transfer Restrictions

Our directors, officers and shareholders holding more than 10% of our issued and outstanding common shares and their respective spouse and minor children and/or nominees, which we refer to as insiders, are required to report any changes in their shareholding to us on a monthly basis. No insider is permitted to sell shares on the Taiwan Stock Exchange for six months from the date on which the relevant person becomes an insider. In addition, the number of shares that insiders can sell or transfer on the Taiwan Stock Exchange on a daily basis is limited by ROC law. Furthermore, insiders may sell or transfer our common shares on the Taiwan Stock Exchange only after reporting to the FSC at least three days before the transfer, provided that such reporting is not required if the number of common shares transferred per day does not exceed 10,000.

Other Rights of Shareholders

Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in the event of a spin-off, a merger or various other major corporate actions. Dissenting shareholders may request us to redeem their common shares at a fair price to be determined by mutual agreement. If no agreement can be reached, the valuation will be determined by court order. Dissenting shareholders may exercise their appraisal rights by notifying us before the related shareholders’ meeting or by raising and registering their dissent at the shareholders’ meeting.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Taishin International Bank, Stock Affairs Department, Bl, No. 96, Jianguo N. Rd, Sec. 1, Taipei, Taiwan, Republic of China (telephone number: 886-2-2504-8125).

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following summary describes certain material terms of our ADSs and certain material rights of an owner of ADSs. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the deposit agreement (as defined below), which is incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

General

Citibank, N.A. is the depositary, transfer agent and registrar for our ADSs. Its depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013 (telephone number: 1-877-248-4237). ADSs represent ownership interests in our common shares that are on deposit with the depositary. ADSs are issued in uncertificated form or are represented by certificates that are commonly known as “American depositary receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Taiwan Limited, located at B1, No. 16, Nan King E. Road, Section 4, Taipei, Taiwan, Republic of China.

We have appointed Citibank, N.A. as depositary pursuant to a deposit agreement dated May 29, 2002, as amended on February 15, 2006, among us, Citibank, N.A. and the holders and beneficial owners of our ADSs (collectively, the “deposit agreement”).

Statements printed in italics in this description are provided for your information and either reflect the current state of ROC law or are not contained in the deposit agreement.

Each ADS represents the right to receive 10 common shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of any ADR that evidences your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary (or its nominee) to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the ROC, which may be different from the laws in the United States. In addition, we note that ROC laws and regulations may restrict the deposit and withdrawal of our common shares in or from our ADS facility. Under ROC laws and regulations, as currently in effect, common shares may be accepted for deposit and ADSs may be issued under the terms of the deposit agreement only in the following circumstances:

(1)	upon obtaining regulatory approval from the FSC;

(2)	upon the issuance of a dividend or a free distribution of common shares to existing shareholders;

(3)	upon the exercise by existing shareholders of their preemptive rights in connection with capital increases for cash; and

(4)	as permitted under the deposit agreement and the custodian agreement, the purchase directly by a person or through the depositary of common shares on the Taiwan Stock Exchange for the deposit, or the deposit of the common shares held by the depositing shareholders, in our ADS facility, provided that the total number of ADSs outstanding after an issuance described in this clause (4) does not exceed the number of ADSs issued and previously approved by the FSC for deposit plus any ADSs created under clauses (2) and (3) described above.

Under current ROC law, issuances of ADSs under clause (4) above will be permitted only to the extent that previously issued ADSs have been cancelled.

As an owner of ADSs, you may hold your ADSs either directly registered in your name in certificated or uncertificated form or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have chosen to own the ADSs directly registered in your name in certificated or uncertificated form and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs and will own ADSs at the relevant time. This summary description also assumes that the owner of ADSs is neither a citizen of the PRC nor an entity organized in the PRC, as ownership of ADSs by such persons is subject to special ROC laws, rules and regulations as described under “—Withdrawal of Common Shares Upon Cancellation of ADSs” below.

Under the terms of the deposit agreement, the depositary may issue ADSs representing (1) certificates of payment that represent the right to receive our newly issued common shares, and/or (2) common shares deposited, if any, by us or our shareholders.

On the closing date of an offering of ADSs, we will initially deliver to the custodian for the depositary a certificate of payment evidencing the irrevocable right to receive the common shares offered by us in connection with such offering. Within two ROC business days after the closing date, we will apply to the Taiwan Stock Exchange for listing of the common shares underlying the ADSs to be sold by us in such offering. Subject to the approval from the Taiwan Stock Exchange, the common shares will be listed and traded on the Taiwan Stock Exchange on the fifth ROC business day after the closing date and the certificate of payment will be replaced on the fifth ROC business day after the closing date by common shares delivered to the account of the depositary’s nominee with the custodian for the ADS facility through the book-entry system maintained by the TDCC.

Under the ROC Securities and Exchange Law and applicable regulations, we are required to issue and deliver the common shares in scripless form represented by the ADSs offered by us in such offering to the account of the depositary’s nominee with the custodian for the ADS facility through the book-entry system maintained by the TDCC within 30 days after receiving approval from the relevant government authority of the amendment to our corporate registration. We are required under the ROC Company Law to file an amendment to our corporate registration in connection with the issuance of common shares represented by the ADSs offered by us in such offering within 15 days after the closing date for such offering. Subject to the approval from the Taiwan Stock Exchange, we will deliver the common shares represented by ADSs offered by us in such offering through the TDCC book-entry system on the fifth ROC business day after the closing date for such offering. From and after such date, the ADSs offered by us in such offering will represent the common shares in book-entry form (scripless) and we will not issue physical share certificates.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. You will receive these distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of common shares or rights to be distributed is too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary and deposit the funds with the custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by ROC laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to you will be net of the fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. Upon receipt of approval from the Central Bank of the Republic of China (Taiwan), if any, the depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of our common shares for the securities on deposit with the custodian, we will notify the depositary and deposit the applicable number of common shares with the custodian. Upon receipt of notice of such deposit, the depositary will either distribute to you new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

The depositary will not make any such distribution of new ADSs if it would violate a law, including the U.S. securities laws, or if the distribution is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash. In addition, if the number of common shares is not a whole number, the depositary will use its best efforts to sell the fractional common shares and distribute the proceeds to you as a cash distribution.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to you. If registration under the Securities Act or other applicable law is required, the depositary will not offer you the rights unless a registration statement covering the distribution of the rights and the underlying securities to all our ADS holders is effective. We are under no obligation to file a registration statement for any of these rights or underlying securities or to endeavor to cause a registration statement to be declared effective.

The depositary will establish procedures to distribute rights to purchase additional ADSs to you and to enable you to exercise those rights if it is lawful and reasonably practicable to make the rights available to you and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. If the Central Bank of the Republic of China (Taiwan) approves, the proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for the rights.

Elective Distributions

To the extent permitted by applicable ROC law, whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional common shares, we will give prior notice of such distribution to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the ROC would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to you in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by you under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Common Shares

Our common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of our common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged for our common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit our common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of our common shares to the custodian.

For additional deposits, the depositary must receive written certification as provided in the deposit agreement. No common shares may be deposited in the ADS facility, however, without the approval of the FSC and no ADSs representing those shares may be issued against the deposit of the common shares unless the common shares are:

(1)	dividends on our common shares;

(2)	free distributions of our common shares;

(3)	issued upon your exercise of preemptive rights in the event of capital increases for cash; or

(4)	purchased by you directly, or through the depositary, on the Taiwan Stock Exchange for deposit, or delivered by you for deposit into our ADS facility in accordance with the terms of the deposit agreement. The depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following an issuance described in this clause (4) will not exceed the number of ADSs issued and previously approved by the FSC, plus any ADSs created under clauses (1), (2) and (3) above. Under current ROC law, issuance of ADSs under this clause (4) will be permitted only to the extent that previously issued ADSs have been cancelled.

The depositary will refuse to accept our common shares for deposit whenever we have notified the depositary that we have restricted the transfer of those common shares to comply with ownership restrictions, if any, under the laws of the ROC.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that our common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of our common shares, you will be responsible for transferring good and valid title to the depositary. Therefore, you will be deemed to represent and warrant that:

•	our common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit our common shares;

•

our common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” as defined in the deposit agreement; and

•	our common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties is incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-Up of ADRs

As an ADS holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADS holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

As a holder, subject to the following, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares through the book-entry system maintained by TDCC. In order to withdraw our common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes, if any, payable upon the transfer of our common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement. Following an offering of ADSs, the ADS facility will be temporarily closed to withdrawals beginning on the closing date until the common shares in the book-entry form (scripless) have replaced the certificate of payment, except to the extent that existing ADS holders who can provide written certification that their ADSs were not issued in connection with the offering may continue to withdraw the underlying common shares, subject to the right of the depositary under the terms of the deposit agreement to temporarily suspend the cancellation of ADSs and withdrawal of corresponding shares. Subject to the approval from the Taiwan Stock Exchange, after the listing date of the common shares represented by the ADSs (which is expected to be on the fifth ROC business day after the closing date), and subject to the withdrawal of deposited property being permitted under ROC laws and the provisions under the deposit agreement, you may freely withdraw the underlying common shares. Delivery of common shares upon withdrawal will only be made through the book-entry system maintained by the TDCC. No physical share certificates will be delivered by the custodian to the holders upon withdrawal. Your ability to withdraw the common shares may be limited by U.S. and ROC law considerations applicable at the time of withdrawal.

Under current ROC law, if you are a non-ROC person other than a PRC person and elect to withdraw and hold underlying common shares from a depositary receipt facility, you will be required to obtain the foreign investor investment identification (the “Foreign Investor Investment I.D.”) issued pursuant to the ROC Regulations Governing Securities Investment by Overseas Chinese and Foreign Nationals (the “Investment Regulations”). You will also be required to appoint an eligible agent in the ROC to open a securities trading account, a TDCC account and a bank account, to pay ROC taxes, remit funds, exercise shareholders’ rights and perform such other functions as you may designate upon such withdrawal. We refer to the securities trading account, the TDCC account and the bank account collectively, as the Accounts. In addition, you will be required to appoint a custodian bank to hold the securities in safekeeping, make confirmation and settle trades and report all relevant information. Without obtaining the Foreign Investor Investment I.D. issued pursuant to the Investment Regulations and opening such Accounts, the non-ROC withdrawing owner would be unable to hold or subsequently sell the underlying common shares withdrawn from the depositary receipt facility on the Taiwan Stock Exchange or otherwise.

Non-ROC holders of ADSs (other than a PRC person) withdrawing common shares represented by ADSs are also required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. This agent must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of such withdrawing owner’s ROC tax obligations (“Tax Guarantor”). Subject to certain limited exceptions, evidence of the appointment of this agent and the approval of the appointment by the ROC tax authorities may be required as conditions to the withdrawing owner’s repatriation of profits. We cannot assure you that a withdrawing owner will be able to appoint and obtain approval for an agent in a timely manner.

In addition, if any non-ROC person (other than a PRC person) receives 10% or more of our total issued and outstanding common shares upon a single withdrawal, such non-ROC person must obtain prior approval from the Investment Commission of the Ministry of Economic Affairs (“MOEAIC”). There can be no assurance that such withdrawing holder would be able to obtain such approval in a timely manner.

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (the “Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) approved by the China Securities Regulatory Commission and registered with the Taiwan Stock Exchange or Taiwan Futures Exchange are permitted to withdraw and hold our common shares from a depositary receipt facility. In order to hold our common shares, such QDIIs are required to appoint an agent, custodian and Tax Guarantor as required by the Mainland Investors Regulations. If the aggregate amount of our common shares held by any QDII or shares received by any QDII upon a single withdrawal reaches 10% or more of our total issued and outstanding common shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

In addition, PRC investors’ investment in our common shares are subject to various restrictions, specifically, there are restrictions on the amount remitted to the ROC for investments by QDIIs, either individually or jointly. Shares withdrawn by QDIIs from depositary receipt facility are considered as remittance to the ROC. Accordingly, the qualification criteria for a PRC person to make investment and the investment threshold imposed by Taiwan government might cause a ADS holder who is a PRC person to be unable to withdraw and hold our common shares. These laws may change from time to time. We cannot assure you that current ROC law will remain in effect or that future changes in ROC law will not adversely affect your ability to withdraw our common shares from our ADS facility.

Delivery of common shares withdrawn from our ADS facility will only be made through the book-entry system maintained by TDCC. No physical share certificates will be issued and delivered to the holders upon withdrawal. Thus, a book-entry account number of TDCC maintained by the withdrawing holder or the recipient of withdrawn common shares must be specified in the request form for withdrawal. The depositary will deem any withdrawal request that does not include an account number of TDCC incomplete and will not accept such request for withdrawal. A non-ROC person or a PRC person will be able to open a TDCC book-entry account if such non-ROC person or PRC person has obtained the Foreign Investor Investment I.D. or PRC Investor I.D. issued pursuant to the Investment Regulations or the Mainland Investors Regulations.

We have reporting obligations under ROC law in respect of our ADS facility. In order to enable us to gather the information necessary for these reporting obligations, you will be asked to complete and sign a certification upon withdrawal of common shares from our ADS facility. In this certification you will be asked to disclose, among other information, the Foreign Investor Investment I.D. issued pursuant to the Investment Regulations (if such person is a non-ROC person) or PRC Investor I.D. issued pursuant to the Mainland Investors Regulations (if such person is a PRC person), the name, nationality and identity number (if such person is a ROC citizen) of any person who will become shareholder upon withdrawal, the number of common shares to be received upon such withdrawal and the aggregate number of common shares such person has received upon all withdrawals since the establishment of our ADS facility and whether certain affiliations exist between the recipient of withdrawn common shares and us. The depositary will refuse to release common shares to you until you deliver a completed and signed certification to depositary.

If you or someone on your behalf plans to withdraw common shares from our ADS facility, you would be the recipient of such common shares and (1) you are a related party to us, as determined in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuer, or (2) you hold more than 10% of the common shares previously deposited in our ADS facility, your withdrawal will be subject to ROC governmental disclosure and reporting requirements.

Upon cancellation of ADSs and upon payment of all fees and expenses of the depositary and any taxes or other governmental charges, you may request the depositary to sell or cause to be sold the common shares underlying your ADSs on your behalf. The depositary may require you to enter into a separate agreement to arrange the sale. These sales will be conducted through a securities company in Taiwan on the Taiwan Stock Exchange. You assume the risk and expense of any such sale.

If you hold an ADS registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of our common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn from our ADS facility, the holder of the ADSs will be required to provide information to enable our compliance with our obligations under ROC laws and regulations including a certification of the following:

•	your name;

•

the name and nationality (and the identity number, if such person is a ROC citizen) of any person who will become the shareholder upon withdrawal and the Foreign Investor Investment I.D. issued under the Investment Regulations (if such person is a non-ROC person) or PRC Investor Investment I.D. pursuant the Mainland Investors Regulations (if such person is a PRC person);

•	the book-entry account number at TDCC and account name of the person who will receive the common shares upon such withdrawal;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of our ADS facility;

•	any other information that we or the depositary may deem necessary or desirable to comply with any ROC disclosure or reporting requirements; and

•	if the presenter is a broker-dealer, the owner of the account for which he is acting has confirmed the accuracy of the above representations.

Please keep in mind that the depositary will only accept for cancellation ADSs that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares, the depositary will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash. Common shares sold in lots other than integral multiples of 1,000 may realize a lower price on the Taiwan Stock Exchange.

You will have the right to withdraw our common shares represented by your ADSs at any time except for:

•

temporary delays that may arise because (1) the transfer books for our common shares or ADSs are closed, or (2) our common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

Voting Rights

You may direct the exercise of voting rights regarding the common shares represented by the ADSs only pursuant to the deposit agreement. You will not be able to exercise voting rights attaching to our common shares on an individual basis. According to the ROC Company Law, a shareholder’s voting rights must, as to all matters brought to a vote of shareholders, other than the election of directors and/or supervisors, be exercised as to all common shares held by the shareholder in the same manner, provided that shareholders holding common shares on behalf of others are permitted to split votes when exercising voting rights. Under the deposit agreement, the voting rights of the common shares represented by ADSs must be exercised collectively in the same manner, including the election of directors. We have adopted a candidate nomination system for the election of directors.

By accepting and continuing to hold ADSs or any interest in the ADSs, you will authorize and direct the depositary’s nominee to appoint the chairman of our board of directors, or his designee, as representative of the depositary’s nominee to exercise the voting rights attaching to the common shares represented by the ADSs.

Once notified of a shareholders’ meeting, the depositary will, subject to the terms of the deposit agreement, fix a record date for determining the owners entitled to receive information about this meeting. The depositary will mail to you:

•	the notice of the meeting sent by us; and

•	a statement that you will be entitled to instruct the depositary or its nominee as to the exercise of the voting rights.

If the depositary timely receives voting instructions from holders of at least 51% of the outstanding ADSs to vote in the same manner on a resolution, including election of directors, the depositary will cause all of the common shares underlying your ADSs to be voted in the manner instructed. If, for any reason other than our failure to provide timely notice to the depositary of a shareholders’ meeting, the depositary does not receive timely instructions from holders of at least 51% of all ADSs outstanding to vote in the same manner on a resolution, including a resolution for the election of directors, the holders of all ADSs outstanding shall be deemed, subject to our satisfying the applicable requirements of the deposit agreement, to have instructed the depositary’s nominee to authorize the chairman of our board of directors, or his designee, to vote the common shares on deposit in respect of their ADSs in his discretion, which may not be in the interest of the holders of ADSs.

You will not be able to exercise cumulative voting rights on an individual basis in the elections of directors under the deposit agreement. Instead, the depositary will exercise the cumulative voting rights on behalf of all ADS holders. This means that if at least 51% of the votes represented by outstanding ADSs are cast for a particular director for a particular open position in an election, the depositary shall, subject to the terms of the deposit agreement, cause all of the common shares underlying the outstanding ADSs to be voted in favor of the director. If less than 51% of all votes represented by outstanding ADSs are cast for a particular director for a particular position, the depositary shall, subject to the terms of the deposit agreement, authorize the chairman of our board of directors, or his designee, to vote all the common shares on deposit in his or her discretion.

Beneficial owners of ADSs may instruct the depositary to make a proposal for consideration at the annual general shareholders’ meeting subject to the terms and conditions of the deposit agreement. Beneficial owners of ADSs may also instruct the depositary to nominate candidates to be considered for election as director at our shareholders’ meeting subject to the terms and conditions of the deposit agreement.

By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable ROC law.

There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary for receipt of instructions to enable you to give timely voting instructions.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
(1) Issuance of ADSs	Up to US$0.05 per ADS issued
(2) Cancellation of ADSs	Up to US$0.05 per ADSs cancelled
(3) Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADSs held
(4) Distributions of ADSs pursuant to stock dividends, free stock distributions or other exercises of rights	Up to US$0.05 per ADSs held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADSs held
(6) Depository services	Up to US$0.05 per ADSs held on the applicable record date(s) established by the Depositary.

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ADSs charged by the registrar and transfer agent for the ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency into U.S. dollars;

•	such cable, telex and facsimile transmission and delivery expenses;

•	taxes and duties upon the transfer ADSs; and

•	the fees and expenses incurred by the depositary in connection with the delivery of ADSs.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The DTC, the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake in the deposit agreement to give holders 30 days’ prior notice of any modifications that would impose or increase any fees or materially prejudice any of your substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs, except as required by law.

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to you at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•

For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those common shares on the same terms as prior to the termination. During such six-month period, the depositary will continue to collect all distributions received on the common shares on deposit, including dividends, but will not distribute any such property to you until you request the cancellation of your ADSs.

•

After the expiration of such six-month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary and Notices

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other ADS holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

The depositary will make available at its offices, and distribute to ADS holders at our request, a copy of any notice, report or other communication to holders of our common shares that it receives from us.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you, including the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it has acted in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in our common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God, terrorism or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement, in our articles of incorporation or in any provisions of securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting our shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for your inability to benefit from any distribution, offering, right or other benefit which is made available to other holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue to brokers/dealers ADSs before receiving a deposit of our common shares or release our common shares to brokers/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions” and are entered into between the depositary bank and the applicable brokers/dealers. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of our common shares on deposit in the aggregate) and imposes a number of conditions on these transactions, which include conditions related to the need to receive collateral, the type of collateral required, and the representations required from brokers/dealers. The depositary may retain the compensation received from the pre-release transactions.

ROC law currently prohibits the issuance of ADSs prior to receipt of our common shares.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by you and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs, or to release securities on deposit, until all taxes and charges are paid by you. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based upon any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements. If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to you for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to you for whom the distribution is lawful and practical; and

•	hold the foreign currency, without liability for interest, for the applicable holders.

Under ROC laws and regulations relating to foreign exchange control, the depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including U.S. dollars, in connection with the following:

•	proceeds of the sale of common shares represented by ADSs;

•	proceeds of the sale of common shares received as stock dividends and deposited into the ADS facility; and

•	any cash dividends or cash distributions received.

In addition, the depositary, without governmental approval, may also convert incoming payments into NT dollars for (1) purchases of underlying common shares for deposit into the ADS facility against the creation of additional depositary receipts or (2) subscription payments for rights offerings through us.

The depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although we expect that the Central Bank of the Republic of China (Taiwan) will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

Under current ROC law, subject to obtaining the Foreign Investor Investment I.D. issued pursuant to the Investment Regulations, or the PRC Investor Investment I.D. issued pursuant to Mainland Investors Regulations, a non-ROC holder, may, without obtaining foreign-exchange approval from the Central Bank of the Republic of China (Taiwan), convert NT dollars into other currencies, including U.S. dollars, upon receipt of (1) the proceeds of the sale of any underlying common shares withdrawn from the ADS facility or received as a stock dividend received upon the common shares and (2) any cash dividends or distribution paid upon the common shares.

The non-ROC holder may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars to foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although we expect that the Central Bank of the Republic of China (Taiwan) will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

The Custodian

The depositary has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary’s nominee in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary will promptly appoint a successor custodian in the ROC. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary. The depositary may also appoint an additional custodian for any deposited securities. The depositary will immediately give you and us written notice of these changes. If the depositary resigns or is discharged from its duties under the deposit agreement, the custodian will continue to act as custodian and will be obligated to comply with the direction of the successor depositary.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts, and we have appointed an agent for service of process in The City of New York.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the ROC Company Law. All of our directors and executive officers and some of the experts named in this prospectus are residents of the ROC and substantially all of the assets of our company and such persons are located in the ROC. As a result, it may be difficult for investors to enforce judgments obtained outside the ROC against us or such persons in the ROC, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Any final judgment obtained against us in any court other than the courts of the ROC in respect of any legal suit or proceeding arising out of or relating to the ADSs or our shares will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment had jurisdiction over the subject matter according to the laws of the ROC;

•	the proceedings and judgment were not contrary to the public order or good morals of the ROC;

•

if we did not appear in the proceedings in such court, process was duly and timely served either on us within the jurisdiction of such court or with the assistance of the judicial authorities of the ROC;

•	judgments of the courts of the ROC would be recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis; and

•	the judgment was a final judgment for which the period for appeal had expired or from which no appeal could be taken.

We have been advised by our ROC counsel that in their opinion it is not entirely certain that an ROC court would accept jurisdiction in a case brought in an ROC court based solely on a foreign statutory right, such as the rights provided to investors under the Securities Act.

A party seeking to enforce a foreign judgment in the ROC would, except under limited circumstances, be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) for the remittance out of the ROC of any amounts recovered in respect of such judgment denominated in a currency other than NT dollars.

TAXATION

ROC Taxation

The applicable prospectus supplement will describe the material ROC tax consequences of the ownership and disposition of any securities offered thereunder.

U.S. Federal Income Taxation

The applicable prospectus supplement will describe material U.S. federal income tax consequences of the ownership and disposition of the securities offered thereunder to certain U.S. persons.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus through underwriters, through agents, to dealers, or directly to purchasers, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

We may sell some or all of the securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of our common shares by broker-dealers;

•	sell our common shares short themselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge our common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons that participate with us in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the Taiwan Stock Exchange, or sales made to or through a market maker other than on an exchange.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

Pursuant to a requirement by the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

LEGAL MATTERS

Certain legal matters as to United States federal law and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. The validity of our common shares and certain other legal matters as to ROC law will be passed upon for us by Russin & Vecchi, Taipei, Taiwan.

EXPERTS

The consolidated financial statements of AU Optronics as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

74,000,000 American Depositary Shares

AU Optronics Corp.

Representing 740,000,000 Common Shares

PRELIMINARY PROSPECTUS SUPPLEMENT

                         , 2013

Citigroup	UBS Investment Bank

ANZ	ING	Mizuho Securities Asia Limited	Standard Chartered Securities